Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

ORANJE HOLDCO, LLC,

ORANJE MERGER SUB, INC.

and

KNOWBE4, INC.

Dated as of October 11, 2022

-i-

3.18	Tax Matters	49
3.19	Employee Plans	51
3.20	Labor Matters	53
3.21	Permits	54
3.22	Compliance with Laws	54
3.23	Legal Proceedings; Orders	55
3.24	Insurance	55
3.25	Related Person Transactions	56
3.26	Brokers	56
3.27	Support Agreements	56
3.28	Exclusivity of Representations and Warranties	56

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		57

4.1	Organization; Good Standing	57
4.2	Power; Enforceability	58
4.3	Non-Contravention	58
4.4	Requisite Governmental Approvals	58
4.5	Legal Proceedings; Orders	59
4.6	Ownership of Company Capital Stock	59
4.7	Brokers	59
4.8	No Parent Vote or Approval Required	59
4.9	Guarantees	59
4.10	Financing	59
4.11	Absence of Stockholder and Management Arrangements	62
4.12	No Foreign Person	62
4.13	Support Agreements	62
4.14	Exclusivity of Representations and Warranties	62

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		63

5.1	Affirmative Obligations	63
5.2	Forbearance Covenants	64
5.3	Consents for Covenant Forbearance	67
5.4	No Solicitation of Acquisition Proposals	67
5.5	No Control of the Other Party’s Business	73

ARTICLE VI ADDITIONAL COVENANTS		73

6.1	Efforts; Required Action and Forbearance	73
6.2	Antitrust Filings	74
6.3	Proxy Statement; Schedule 13e-3 and Other Required SEC Filings	75
6.4	Company Stockholder Meeting	78
6.5	Financing	79
6.6	Debt Financing Cooperation	80
6.7	Anti-Takeover Laws	84

-ii-

6.8	Information Access During the Pre-Closing Period	85
6.9	Section 16(b) Exemption	85
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	86
6.11	Employee Matters	88
6.12	Obligations	90
6.13	Notification of Certain Matters	90
6.14	Public Statements and Disclosure	91
6.15	Transaction Litigation	92
6.16	Stock Exchange Delisting; Deregistration	92
6.17	Additional Agreements	92
6.18	Payoff of Credit Agreement	92
6.19	Parent Vote at Merger Sub	93
6.20	Conduct of Business by Parent and Merger Sub	93
6.21	Prohibition on Certain Discussions	93
6.22	Promissory Note	94

ARTICLE VII CONDITIONS TO THE MERGER		94

7.1	Conditions to Each Party’s Obligations to Effect the Merger	94
7.2	Conditions to the Obligations of Parent and Merger Sub	94
7.3	Conditions to the Company’s Obligations to Effect the Merger	95
7.4	Frustration of Closing Conditions	96

ARTICLE VIII TERMINATION		96

8.1	Termination	96
8.2	Manner and Notice of Termination; Effect of Termination	98
8.3	Fees and Expenses	99

ARTICLE IX GENERAL PROVISIONS		102

9.1	Survival of Representations, Warranties and Covenants	102
9.2	Notices	103
9.3	Amendment	105
9.4	Extension; Waiver	105
9.5	Assignment	106
9.6	Confidentiality	106
9.7	Entire Agreement	106
9.8	No Third-Party Rights	107
9.9	Severability	107
9.10	Remedies	107
9.11	Governing Law	109
9.12	Consent to Jurisdiction	109
9.13	WAIVER OF JURY TRIAL	110
9.14	Counterparts	111
9.15	No Limitation	111
9.16	Non-recourse	111

-iii-

SCHEDULES

Schedule 8.3(c)	Parent Account Information
Schedule 8.3(b)	Company Account Information

EXHIBITS

Exhibit A – Surviving Corporation Certificate of Incorporation

Exhibit B – Surviving Corporation Bylaws

Exhibit C – Vista Support Agreement

Exhibit D – Elephant Support Agreement

Exhibit E – KKR Support Agreement

Exhibit F – Founder Support Agreement

-iv-

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is made and entered into as of October 11, 2022, by and among Oranje Holdco, LLC, a Delaware limited liability company (“Parent”), Oranje Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and KnowBe4, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party” and collectively as the “Parties.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A. The Company Board has established a special committee of the Company Board, comprised solely of independent and disinterested directors (the “Company Special Committee”), to, among other things, (i) review, evaluate and negotiate a strategic transaction with an existing stockholder of the Company, including a strategic transaction with an existing stockholder of the Company that may include a transaction or series of transactions in which one or more significant stockholders of the Company may have an interest that is in addition to, and/or different from, the interests of the Company’s Stockholders as a whole, and (ii) make one or more recommendations, as appropriate, to the Company Board as to what action should be taken by the Company Board, if any, with respect to such transactions.

B. The Company Special Committee has unanimously (i) determined that this Agreement, the Support Agreements, the Guarantees and the other transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (all such transactions, collectively, the “Merger”), with the Company surviving the Merger as the surviving corporation (the “Surviving Corporation”), are advisable, fair to, and in the best interests of the Company and the Unaffiliated Company Stockholders; (ii) recommended that the Company Board approve this Agreement, the Support Agreements, the Guarantees and the transactions contemplated by this Agreement, including the Merger, and determine that this Agreement, the Support Agreements, the Guarantees and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to, and in the best interests of the Company and the Unaffiliated Company Stockholders; and (iii) recommended that, subject to Company Board approval, the Company Board submit this Agreement to the stockholders of the Company for their adoption and approval and recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

C. The Company Board, acting upon the recommendation of the Company Special Committee, has (i) determined that this Agreement, the Support Agreements, the Guarantees and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, including the Unaffiliated Company Stockholders; (ii) approved and declared advisable this Agreement, the Support Agreements, the Guarantees and the transactions contemplated by this Agreement, including the Merger; (iii) approved the execution and delivery of this Agreement, the Support Agreements and the Guarantees by the Company, the performance by the Company of its covenants and other obligations in this Agreement and the Support Agreements, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at a meeting of the Company Stockholders; and (v) recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

D. Each of the board of managers of Parent and the board of directors of Merger Sub have (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations under this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) in the case of Merger Sub only, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder; and (iv) in the case of Merger Sub only, recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

E. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (collectively, the “Guarantees”) from each of Vista Equity Partners Fund VII, L.P. and Vista Equity Partners Fund VIII, L.P. (collectively, the “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained in each Guarantee, each Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of VEPF VII SPV I, L.P. and VEPF VII SPV I Holdings, L.P. (collectively, “Vista”), Elephant Partners I LP, Elephant Partners II LP for Elephant Partners II-B LP and Elephant Partners 2019 SPV-A LP (collectively, “Elephant”), KKR Knowledge Investors LP (“KKR”), and Sjouwerman Enterprises Limited Partnership and Sjoerd Sjouwerman (collectively, “Founder”, and collectively with Vista, Elephant and KKR, the “Reinvestment Shareholders”) have entered into a support agreement (collectively, the “Support Agreements”) with the Company in the forms attached hereto as Exhibit C, Exhibit D, Exhibit E and Exhibit F, respectively, dated as of the date of this Agreement, with respect to certain obligations of such stockholders relating to this Agreement, including, solely with respect to Elephant, Founder and, unless an election is made by KKR pursuant to Section 2 of the applicable Support Agreement, KKR, an agreement to contribute, directly or indirectly, a portion of the shares of Company Common Stock (the “Rollover Shares”) held by them to Parent (or any direct or indirect parent company thereof) as specified in each Support Agreement.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement (whether in effect as of the execution of this Agreement or executed after the execution of this Agreement) (i) containing terms no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement, and (ii) that does not prohibit the Company from providing any information to Parent in accordance with, or otherwise complying with Section 5.4, it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of, or amendment to, any Acquisition Proposal.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub or any Group that includes Parent or Merger Sub) to the Company or the Company Board (or any committee thereof, including the Company Special Committee) or publicly made to the stockholders of the Company to engage in an Acquisition Transaction or otherwise relating to an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates), whether from the Company or any other Person, of securities representing more than 15 percent of the total outstanding voting power or economic interest of the equity securities of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15 percent of the total outstanding voting power or economic interest of the equity securities of the Company after giving effect to the consummation of such tender offer or exchange offer;

(ii) any direct or indirect license (other than non-exclusive licenses entered into in the ordinary course of business), lease, purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates) of assets (including equity securities of the Company’s Subsidiaries) constituting or accounting for more than 15 percent of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole; or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, joint venture or other transaction involving the Company or any of its Subsidiaries after giving effect to which (A) any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their Affiliates) would (x) hold securities representing more than 15 percent of the total outstanding voting power or economic interest of the equity securities of the Company (or the surviving company) outstanding after giving effect to the consummation of such transaction or (y) acquire assets (including equity securities of the Company’s Subsidiaries) constituting or accounting for more than 15 percent of the revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole or (B) the stockholders of the Company immediately preceding such transaction hold less than 85 percent of the total outstanding equity securities (by vote or economic interests) in the surviving or resulting entity of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or economic interest, by contract or otherwise (provided that none of Parent or Merger Sub shall be deemed to be Affiliates of (i) the Company or any of its Subsidiaries, (ii) any of the stockholder counterparties to the Support Agreements, or (iii) any “portfolio company” (as such term is customarily defined in the private equity industry) of any Guarantor or any Guarantor’s Affiliates).

(e) “Antitrust Law” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021, set forth in the Company’s annual report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2021.

(g) “Business Day” means each day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York.

(h) “Business Systems” means all computer software (including Company Products), hardware (whether general or special purpose), servers, and equipment, electronic data processing systems, record keeping systems, telecommunication networks, information technology systems, and computer systems, including any outsourced software, hardware, servers, and equipment, electronic data processing, record keeping systems, telecommunication networks, information technology, or computer systems, that are owned or used by or for the Company or its Subsidiaries in the conduct of their respective businesses.

(i) “Bylaws” means the Amended and Restated Bylaws of the Company in effect as of the date of this Agreement.

(j) “Capitalization Date” means 5:00 p.m. on October 10, 2022.

(k) “Certificate of Merger” means the certificate of merger, in such appropriate form as is determined by the Parties and in accordance with the DGCL, relating to the Merger.

(l) “Charter” means the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement.

(m) “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware, then any Delaware state court).

(n) “Code” means the Internal Revenue Code of 1986.

(o) “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, bonus, stock option, stock purchase, restricted stock unit, stock appreciation, phantom equity, or other equity or equity-based award, performance award, incentive compensation, profit sharing, savings, retirement, disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation, deferred compensation, employment, consulting, severance, separation or termination pay, post-employment welfare, retirement, retention, commissions, stay bonuses, change of control or transaction or other similar compensation, fringe, welfare or any other employee benefit or remuneration of any kind, whether or not in writing, whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA which is maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, including on account of an ERISA Affiliate.

(p) “Company Board” means the board of directors of the Company.

(q) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(r) “Company Class A Common Stock” means the Class A Common Stock, par value $0.00001 per share, of the Company.

(s) “Company Class B Common Stock” means the Class B Common Stock, par value $0.00001 per share, of the Company.

(t) “Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

(u) “Company Employee Equity-Based Award” means each Company Equity-Based Award granted to a holder in the holder’s capacity as, or had vesting tied to the holder’s performance of services as, an employee of the Company or any of its Subsidiaries for applicable employment Tax purposes as of the time the Company Equity-Based Award was granted or at any time thereafter.

(v) “Company Equity Plans” means the compensatory plans set forth in Section 1.1(v) of the Company Disclosure Letter that provide for the issuance of any Company Options or Company Equity-Based Awards.

(w) “Company Equity-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to the Company Equity Plans or Company Benefit Plans (including Company RSUs, Company PSUs and Company Options), other than the ESPP.

(x) “Company Material Adverse Effect” means any change, event, condition, development, violation, inaccuracy, effect, occurrence or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) would render the Company unable to consummate the Merger prior to the Termination Date (as it may be extended in accordance with the terms hereof). With respect to clause (i) of the foregoing sentence, none of the following, and no Effects arising out of, relating to, or resulting from the following (in each case, by themselves or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(ii) changes in conditions in the financial markets, credit markets, equity markets, debt markets, currency markets or capital markets in the United States or any other country or region in the world, including (a) changes in interest rates or credit ratings in the United States or any other country; (b) changes in exchange rates for the currencies of any country; or (c) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (except, in each case, to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(iii) changes in general conditions in the industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company and its Subsidiaries conduct business (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(iv) changes in regulatory, legislative or political conditions (including anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions) in the United States or any other country or region in the world (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(v) changes in any geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war, sabotage, terrorism or military actions (including, in each case, any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents or other natural or man-made disasters or weather conditions or other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities) (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(vii) pandemics (including the COVID-19 pandemic), epidemics, plagues, contagious disease outbreaks or other comparable events (including quarantine restrictions mandated by any Governmental Authority), or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities (including COVID-19 Measures) in the United States or any other country or region in the world (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(viii) the execution, announcement or performance of this Agreement or the pendency or consummation of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, lenders, lessors, vendors, Governmental Authorities or any other third Person (provided that the exception in this clause shall not apply to any representation or warranty contained in clause (b) of Section 3.5);

(ix) any action taken or refrained from being taken by the Company or any of its Subsidiaries, in each case, at the express written direction of Parent or Merger Sub (including by email) or as expressly required by this Agreement;

(x) changes or proposed changes in GAAP or other accounting standards or Law (or the official interpretation of any of the foregoing) (except to the extent that such Effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to comparable companies operating in the industry in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(xi) changes in the price or trading volume of the Company Common Stock or Indebtedness of the Company, in each case in and of itself (it being understood that the cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded under this definition);

(xii) any failure, in and of itself, by the Company and its Subsidiaries to meet (a) any estimates of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (b) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the cause of any such failure in clause (a) or (b) may be deemed to constitute a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent not otherwise excluded under this definition);

(xiii) any Transaction Litigation, or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock; or

(xiv) the identity of Parent or Merger Sub or their respective Affiliates, or the respective plans or intentions of the foregoing with respect to the Company or its business.

(y) “Company Non-Employee Equity-Based Award” means each Company Equity-Based Award that is not a Company Employee Equity-Based Award.

(z) “Company Options” means any options to purchase shares of Company Common Stock outstanding pursuant to any of the Company Equity Plans, other than the ESPP.

(aa) “Company Owned Intellectual Property” means any Intellectual Property that is owned, or purported to be owned, by the Company or any of its Subsidiaries.

(bb) “Company Preferred Stock” means the Preferred Stock, par value $0.00001 per share, of the Company.

(cc) “Company Product” means all software and other products currently in development or made publicly or commercially available by or on behalf of the Company or any of its Subsidiaries and from which the Company has derived within the three (3) years preceding the date hereof, is currently deriving or is scheduled to derive within twelve (12) months after the date hereof, revenue from the sale, license, maintenance or other provision thereof.

(dd) “Company Registered Intellectual Property” means all of the Company Owned Intellectual Property that is Registered Intellectual Property.

(ee) “Company Related Parties” means, collectively, (i) the Company and its Subsidiaries; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

(ff) “Company Special Committee Financial Advisor” means Morgan Stanley & Co. LLC.

(gg) “Company Stockholders” means the holders of shares of Company Capital Stock.

(hh) “Company Termination Fee” means an amount in cash equal to $138,000,000.

(ii) “Confidentiality Agreement” has the meaning set forth on Section 1.1(ii) of the Company Disclosure Letter.

(jj) “Consent” means any consent, approval, clearance, waiver, Permit or order.

(kk) “Continuing Employees” means employees employed by the Company or its Subsidiaries immediately prior to the Effective Time who continue to be so employed as of immediately following the Effective Time.

(ll) “Contract” means any contract, lease, license, indenture, note, bond, agreement or other binding instrument.

(mm) “COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof, or any related or associated epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

(nn) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, sequester, safety or similar Law, directive, guideline or response of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, including, in each case, any changes in any such Law, directive, guidance, response or recommendation.

(oo) “Credit Agreement” means the Credit Agreement, dated as of March 12, 2021, by and among the Company, as borrower, certain Subsidiaries of the Company, as guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent, swing-line lender and L/C issuer and BofA Securities, Inc., as lead arranger and bookrunner, as amended, restated, supplemented or otherwise modified from time to time.

(pp) “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(qq) “Data Security Requirements” means, collectively, all of the following to the extent relating to the Processing of Protected Data with respect to privacy, security, or Security Breach notification requirements, and applicable to the Company or its Subsidiaries: (i) the Company’s own written rules, policies, and procedures (including all such website privacy policies and internal information security procedures); (ii) all applicable Laws; (iii) the requirements of any industry standards by which the Company and its Subsidiaries are legally or contractually bound or with which the Company or its Subsidiaries hold themselves out as being subject to or compliant (including, if applicable, the PCI DSS); and (iv) the requirements of any Contracts into which the Company or any Subsidiary has entered or by which they are otherwise bound.

(rr) “Debt Financing Sources” means the Persons, if any, that have committed to provide or arrange the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Financing or alternative debt financing in connection with the Merger (and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto). It is understood and agreed that the Parent Related Parties (other than any bona fide debt fund Affiliate of Parent that is a Debt Financing Source) will not be Debt Financing Sources for any purposes of this Agreement.

(ss) “Debt Financing Source Parties” means the Debt Financing Sources, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns, provided that, notwithstanding the foregoing, the Parent Related Parties (other than any bona fide debt fund Affiliate of Parent that is a Debt Financing Source) will not be Debt Financing Source Parties for any purposes of this Agreement.

(tt) “DGCL” means the General Corporation Law of the State of Delaware.

(uu) “DOJ” means the United States Department of Justice.

(vv) “DPA” means the Defense Production Act of 1950 and its implementing regulations located at 31 C.F.R. Parts 800-801.

(ww) “Environmental Law” means all applicable foreign, federal, national, state, provincial or local Laws relating to pollution, public or worker health and safety (including with respect to exposure to Hazardous Substances), and protection of the environment or natural resources (including ambient or indoor air, surface water, groundwater, land surface or subsurface strata).

(xx) “ERISA” means the Employee Retirement Income Security Act of 1974.

(yy) “ERISA Affiliate” means any Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(zz) “ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended.

(aaa) “Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, retransfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

(bbb) “Exchange Act” means the Securities Exchange Act of 1934.

(ccc) “Excluded Information” means any (i) financial statements of the Company or its Subsidiaries other than the historical financial statements set forth in Section 6.6(a)(iv); (ii) description of all or any component of the Debt Financing; (iii) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, will be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments; (iv) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, any information required by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A; and (v) other information that is not available to the Company without undue effort or expense.

(ddd) “FCPA” means the United States Foreign Corrupt Practices Act of 1977.

(eee) “FTC” means the United States Federal Trade Commission.

(fff) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(ggg) “Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any of its Subsidiaries on the one hand and a Governmental Authority on the other or entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

(hhh) “Governmental Authority” means (i) any federal, national, state, provincial or local, whether domestic or foreign, government, authority, or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, taxing authority or trans-governmental or supranational entity or authority), minister or instrumentality exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or any court of competent jurisdiction, arbitrator or arbitral body (public or private), stock exchange, administrative agency or commission of any governmental authority or other governmental authority or instrumentality, whether domestic, foreign or supranational.

(iii) “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(jjj) “Hazardous Substance” means any substance, material or waste for which liability or standards of conduct may be imposed under, or that is otherwise characterized or regulated by a Governmental Authority pursuant to, any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances and friable asbestos.

(kkk) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(lll) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection with such borrowed money), or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property, equipment and software (other than ordinary course trade payables); (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all liabilities and obligations for defined benefit pension or similar plans or arrangements, (vi) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person of a type descried in clauses (i) through (v); (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (viii) reimbursement obligations with respect to letters of credit, bank guarantees, and other similar contractual obligations, to the extent drawn, entered into by or on behalf of such Person.

(mmm) “Intellectual Property” means all intellectual property and proprietary rights anywhere in the world, including: (i) patents and applications therefor, and rights to file patent applications and seek to obtain patents with respect to patent disclosures, inventions and all improvements thereto (whether or not reduced to practice), and all reissues, continuations, continuations-in-part, revisions, divisional, extensions, and reexaminations in connection therewith (“Patents”); (ii) copyrights, copyright registrations and applications therefor and all other corresponding rights in work of authorship (“Copyrights”); (iii) trademarks, trade names, corporate names, logos, and service marks, and trademark and service mark registrations and applications therefor and corresponding rights in indicia of origin together with the goodwill associated therewith (“Marks”); (iv) trade secrets rights (including trade secret rights in technologies, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications) and corresponding rights in confidential business and other technical information and know-how (“Trade Secrets”); (v) moral rights, (vi) rights of publicity, and (vii) any similar, corresponding or equivalent rights to any of the foregoing, including any such rights in software.

(nnn) “International Employee Plan” means each Company Benefit Plan that is maintained primarily for the benefit of any Service Provider whose primary work location is based outside of the United States.

(ooo) “Intervening Event” means any Effect, or any material consequence of such Effect occurring after the date of this Agreement, that (i) was not known or reasonably foreseeable, in each case based on facts known to the Company Special Committee as of the date of this Agreement; and (ii) does not relate to (A) an Acquisition Proposal, (B) any change in the Company Common Stock price, in and of itself (it being understood that the cause of such change may be taken into consideration unless otherwise excluded pursuant hereto), or (C) the fact that the Company’s performance exceeds (x) any public estimates of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (y) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the cause of such performance may be taken into consideration with respect to clauses (x) and (y) unless otherwise excluded pursuant hereto).

(ppp) “IRS” means the United States Internal Revenue Service.

(qqq) “Knowledge” means, with respect to the Company, the actual knowledge of the individuals set forth on Section 1.1(qqq) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports who would reasonably be expected to have knowledge of the matter in question.

(rrr) “Law” means any statute, act, code, law (including common law), ordinance, rule, regulation, order, judgment, decree, injunction, ruling, award, writ, ordinance or stock exchange rule or listing requirement of any Governmental Authority.

(sss) “Legal Proceeding” means any claim, action, charge, lawsuit, complaint, investigation, audit, prosecution, suit, inquiry, litigation or other similarly formal enforcement, regulatory, administrative or other legal proceeding brought or initiated by or pending before any Governmental Authority, arbitrator or other tribunal.

(ttt) “Lookback Date” means April 26, 2021, except for references to the Lookback Date in Section 3.17(l), Section 3.17(m), Section 3.17(n), Section 3.18, Section 3.22 and Section 3.23, which shall mean October 11, 2019.

(uuu) “Malicious Code” means any surreptitious computer code or other mechanism of any kind designed to disrupt, disable or harm in any manner the operation of any Business System, software, hardware (including viruses, Trojan horses, worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause software or information to be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command).

(vvv) “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries;

(ii) the IP Contracts;

(iii) any Contract with any of the top twenty (20) customers of the Company or its Subsidiaries, taken as a whole, measured by the annual recurring revenue of the Company and its Subsidiaries for the twelve months ending September 30, 2022, attributable to any such customer pursuant to such Contracts in effect as of the date of this Agreement (excluding any non-disclosure agreements, data processing agreements, purchase orders entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which revenue is paid or payable to the Company and its Subsidiaries and, in each case, which do not contain any terms that are material to the Company and its Subsidiaries, taken as a whole);

(iv) any Contract with any of the top ten (10) resellers, distributors, channel partners or managed service providers of the Company and its Subsidiaries, taken as a whole, determined on the basis of the annual recurring revenue of the Company and its Subsidiaries for the twelve months ending September 30, 2022 attributable to such resellers or distributors pursuant to such Contracts in effect as of the date of this Agreement (excluding any non-disclosure agreements, data processing agreements, purchase orders entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which revenue is paid or payable to the Company and its Subsidiaries and, in each case, which do not contain any terms that are material to the Company and its Subsidiaries, taken as a whole);

(v) any material Contract with any of the top ten (10) vendors to the Company and its Subsidiaries, taken as a whole, determined on the basis of expenditures by the Company and its Subsidiaries, taken as a whole, for the twelve months ending September 30, 2022 (excluding any non-disclosure agreements, data processing agreements, purchase orders entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which revenue is paid or payable by the Company and its Subsidiaries and, in each case, which do not contain any terms that are material to the Company and its Subsidiaries, taken as a whole);

(vi) any Contract containing any covenant or other provision (A) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or to compete with any Person, in any line of business, or (B) containing a “most favored nation” or “exclusivity provision”, other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less; or (2) are not material to the Company and its Subsidiaries, taken as a whole;

(vii) any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries (x) with a value greater than $500,000 after the date of this Agreement other than in the ordinary course of business or (y) pursuant to which the Company has any outstanding indemnification, earn-out or other similar liabilities or obligations; or (B) pursuant to which the Company or any of its Subsidiaries is required to, or has the right to, acquire any ownership interest in any Person (other than any Subsidiary of the Company) after the date of this Agreement;

(viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $500,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) pursuant to the Credit Agreement; (C) loans to wholly-owned Subsidiaries of the Company in the ordinary course of business; and (D) extensions of credit to customers in the ordinary course of business;

(ix) any Labor Agreements;

(x) any Lease set forth in Section 3.15(b) of the Company Disclosure Letter;

(xi) any joint venture, legal partnership or similar Contract that includes the sharing of profits and losses with another Person (other than solely among the Company or any of its Subsidiaries and excluding reseller, distributor, channel partner and managed service provider agreements that do not involve the formation of an entity with any third Person); and

(xii) any Contract that is an agreement in settlement of a dispute that imposes obligations on the Company or any of its Subsidiaries after the date of this Agreement.

(www) “Nasdaq” means The Nasdaq Stock Market.

(xxx) “Open Source Software” means any software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/alphabetical, (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL)); (ii) any license to software that is considered “free” or “open source software” by the Free Software Foundation definitions of such terms; or (iii) any license of an item of software that requires, as a condition to the use, modification or distribution: (A) the licensing, disclosure, or distribution of any software, or modifications or derivative works thereof in source code form (other than such item of software as provided by a third party in its unmodified form); (B) the licensing, disclosure, or distribution of any other software, or modifications or derivative works thereof, for the purposes of modifying, making derivative works, or distribution at no charge.

(yyy) “Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority.

(zzz) “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has had or would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

(aaaa) “Parent Related Parties” means, collectively, (i) Parent, Merger Sub or Guarantors; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Debt Financing Sources (solely for purposes of Section 8.3(f)), Affiliates (other than Parent, Merger Sub or Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and Guarantors.

(bbbb) “Parent Termination Fee” means an amount in cash equal to $276,000,000.

(cccc) “Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Tax authority (including IRS Notice 2020-65 and IRS Notice 2021-11).

(dddd) “Permit” means any permits, licenses, registrations, certificates, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities.

(eeee) “Permitted Lien” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar liens or security interests incurred in the ordinary course of business that are not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) third Person leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into in the ordinary course of business under which there exists no material default; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations entered into in the ordinary course of business under which there exists no material default; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), in each case that do not, and are not reasonably likely to, adversely affect in any material respect the current use or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) zoning, building and other similar codes or restrictions that are not violated in any material respect by the current use or occupancy by the Company or any of its Subsidiaries of the real property subject thereto; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports; (ix) non-exclusive licenses to Company Intellectual Property in the ordinary course of business; (x) statutory, common law or contractual liens of landlords under real property leases; (xi) liens against the fee interests of the landlord or owner of any Company properties unless caused by the Company or any of its Subsidiaries; (xii) liens or encumbrances imposed on the underlying fee interest in real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries; and (xiii) liens imposed by applicable Law (other than Laws in respect of Taxes).

(ffff) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(gggg) “Personal Information” means any data or information that is defined as “personal information,” “personally identifiable information,” “personal data,” or any equivalent term under applicable Law or the Company’s Contracts or privacy policy, including any such information that identifies, relates to, describes, is reasonable capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household.

(hhhh) “Pre-Closing Period” means the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (i) termination of this Agreement pursuant to Article VIII and (ii) Effective Time.

(iiii) “Process” means the access, creation, collection, use, storage, maintenance, processing, recording, sharing, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

(jjjj) “Protected Data” means Personal Information, data subject to the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”), and all data and information for which the Company or its Subsidiaries is required by applicable Law, Contracts by which the Company or its Subsidiaries are bound, or the Company’s or any its Subsidiaries’ privacy policy to safeguard and/or keep confidential or private.

(kkkk) “Registered Intellectual Property” means all (i) issued patents and published applications therefor; (ii) registered Marks; and (iii) registered Copyrights.

(llll) “Related Party” means a Company Related Party or a Parent Related Party, as applicable.

(mmmm) “Representatives” means the Affiliates, directors, officers, employees, consultants, agents, attorneys, representatives and advisors of a Party (and for the avoidance of doubt, KKR and Elephant are Affiliates of the Company).

(nnnn) “Requisite Stockholder Approval” means, together, the Statutory Stockholder Approval and the Additional Stockholder Approvals.

(oooo) “Sanctioned Country” means any country or region or government thereof that is, or has been in the last five (5) years, the subject or target of Sanctions or a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine).

(pppp) “Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”), or the U.S. Department of State; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by any Person or Persons described in clause (i); or (iii) any Person located, organized, or resident in, or a national of, a Sanctioned Country.

(qqqq) “Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC, BIS, or the U.S. Department of State), Her Majesty’s Treasury of the United Kingdom, the European Union, and the United Nations Security Council.

(rrrr) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ssss) “SEC” means the United States Securities and Exchange Commission.

(tttt) “Securities Act” means the Securities Act of 1933.

(uuuu) “Security Breach” means any actual or alleged (i) security breach of, or unauthorized access to or use of, any of the Business Systems, (ii) unauthorized access to, or acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of, any Protected Data, or the Company’s own confidential or proprietary information, or (iii) unauthorized interference with the system operations or security safeguards of the Business Systems, including any phishing incident or ransomware attack.

(vvvv) “Service Provider” means any current or former employee, officer, consultant, independent contractor, or member of the board of directors of the Company or any of its Subsidiaries.

(wwww) “Subsidiary” of any Person means (i) a corporation more than 50 percent of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

(xxxx) “Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable to the Company Stockholders (in their capacity as such) from a financial point of view than the Merger (taking into account (i) any revisions to this Agreement and the Transaction Documents made or proposed in writing by Parent prior to the time of such determination; (ii) the availability of financing (to the extent applicable), likelihood of consummation in accordance with the terms of such Acquisition Proposal and regulatory considerations; and (iii) those other factors and matters deemed relevant in good faith by the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee, which factors may include the (A) identity of the Person making the proposal; and (B) legal, financial, timing and other aspects of such Acquisition Proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “85 percent” and all references to “85 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “15 percent.”

(yyyy) “Tax” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of a tax imposed by a Governmental Authority (including taxes based upon or measured by gross receipts, income, profits, sales, use, occupational, value added, estimated, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes), together with all interest, penalties and additions imposed with respect to such amounts.

(zzzz) “Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any attachments thereto or amendments thereof, filed or required to be filed with any Governmental Authority relating to Taxes.

(aaaaa) “Transaction Documents” means, collectively, this Agreement, the Support Agreements, Confidentiality Agreement, the Guarantees, the Commitment Letters, the Promissory Note and any other document contemplated by those agreements, or any document or instrument delivered in connection with this Agreement or those agreements.

(bbbbb) “Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company or any of its Subsidiaries, Affiliates, directors or employees, in each case in connection with, arising from or otherwise relating, directly or indirectly, to the Merger, including any Legal Proceeding based on allegations or assertions (x)

that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries or (y) any misrepresentation or omission in the Proxy Statement, Schedule 13e-3 or any Other Required Company Filing or any other communications to the Company Stockholders, in each case other than any Legal Proceedings (A) solely among the Parties or their respective Affiliates, (B) solely with the Debt Financing Sources the parties to the Equity Commitment Letters and/or the Guarantors or (C) involving or arising under any Antitrust Law and related to this Agreement, the Transaction Documents or the Merger.

(ccccc) “Unaffiliated Company Stockholders” means the holders of Common Stock, excluding those shares of Common Stock held, directly or indirectly, by or on behalf of (i) Vista Equity Partners Management, LLC, its investment fund Affiliates and its portfolio companies majority owned by such investment fund Affiliates, (ii) KKR & Co. Inc., its investment fund Affiliates, its portfolio companies majority owned by such investment fund Affiliates and those members of the Board who are employees of KKR & Co, Inc. or one of its investment fund Affiliates, (iii) Elephant Partners, its investment fund Affiliates, its portfolio companies majority owned by such investment fund Affiliates and those members of the Board who are employees of Elephant Partners or one of its investment fund Affiliates, and (iv) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

(ddddd) “WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws.

(eeeee) “Willful Breach” means, with respect to any covenant, representation, warranty or other agreement set forth in this Agreement, a material breach that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching Party with the actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, or constitute a breach of the relevant covenant, representation, warranty or other agreement.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Additional Stockholder Approvals	3.4(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(a)
Anti-Bribery Laws	3.22(c)
CARES Act	3.18(h)
Certificates	2.9(c)(i)
Closing	2.3
Closing Date	2.3
Commitment Letters	4.10(a)

Term	Section Reference
Company	Preamble
Company Disclosure Letter	1.3(u)
Company Intellectual Property	3.17(b)
Company Option	2.8(c)(i)
Company Privacy Policy	3.17(m)
Company PSU	2.8(b)(i)
Company Recommendation	3.3(a)
Company Recommendation Change	5.4(c)(i)
Company RSU	2.8(a)(i)
Company SEC Reports	3.8(d)
Company Securities	3.7(b)
Company Special Committee	Recitals
Company Stockholder Meeting	6.4(a)
Continuing Employees	6.11(b)
Converted Cash Award	2.8(a)(ii)
Copyrights	1.1(hhh)
Covenant Exceptions	5.1(a)
Debt Commitment Letter	4.10(a)
Debt Fee Letter	6.6(b)(ii)
Debt Financing	4.10(a)
Dissenting Company Shares	2.7(d)(i)
Effective Time	2.2
Electronic Delivery	9.14
Elephant	Recitals
Enforcement Expenses	8.3(e)
Equity Commitment Letters	4.10(a)
Equity Financing	4.10(a)
Exchange Fund	2.9(b)
Excluded Arrangements	6.11(b)
Financing	4.10(a)
Founder	Recitals
Guarantees	Recitals
Guarantors	Recitals
Indemnified Party Proceeding	6.10(b)
Indemnified Persons	6.10(a)
International Employee Plans	3.19(a)
IP Contracts	3.17(d)
KKR	Recitals
Labor Agreements	3.20(a)
Lease	3.15(b)
Leased Real Property	3.15(b)
Marks	1.1(hhh)
Maximum Premium	6.10(b)
Merger	Recitals
Merger Sub	Preamble

Term	Section Reference
Merger Sub Stockholder Approval	6.19
New Plans	6.11(a)
Notice Period	5.4(d)(ii)(2)
Old Plans	6.11(a)
Other Required Company Filing	6.3(e)
Other Required Parent Filing	6.3(f)
Owned Company Shares	2.7(a)(ii)
Parent	Preamble
Parent Divesture Obligations	6.2(b)
Party or Parties	Preamble
Patents	1.1(hhh)
Payment Agent	2.9(a)
Per Share Price	2.7(a)(iii)
Promissory Note	6.22
Proxy Statement	6.3(a)
Reimbursement Obligations	6.6(h)
Reinvestment Shareholders	Recitals
Required Amount	4.10(a)
Required Permits	3.20(c)
Restraint	7.1(b)
Rollover Shares	Recitals
Statutory Stockholder Approval	3.4(a)
Support Agreements	Recitals
Surviving Corporation	Recitals
Tail Policy	6.10(b)
Technical Deficiencies	3.17(l)
Termination Date	8.1(b)
Trade Controls	3.22(b)
Trade Secrets	1.1(hhh)
Transaction Matters	9.12(a)
Uncertificated Shares	2.9(c)(ii)
Unvested Company Option	2.8(c)(ii)
Unvested Company PSU	2.8(b)(i)
Unvested Company RSU	2.8(a)(ii)
Vested Company Option	2.8(c)(i)
Vested Company Option Consideration	2.8(c)(i)
Vested Company PSU	2.8(b)(i)
Vested Company PSU Consideration	2.8(b)(i)
Vested Company RSU	2.8(a)(i)
Vested Company RSU Consideration	2.8(a)(i)
Vista	Recitals

1.3 Certain Interpretations.

(a) References to this Agreement. Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. References to this Agreement (in this Agreement or any Transaction Document) mean this Agreement as amended, supplemented or otherwise modified from time to time in accordance with Section 9.3.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the phrase “the date hereof” means “the date of this Agreement;” and (iii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Neither, etc. Not Exclusive. Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All amounts in this Agreement will be paid in Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Dollars, to the extent applicable, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(f) Meaning of Terms. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(g) References to Persons. References to any Person (including any Party) include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(h) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(j) Legislation; Contracts. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations, and statutory instruments and applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date. References to any agreement or Contract are to that agreement or Contract, and any amendments, modifications, supplements, exhibits, schedules, annexes, statements of work, riders and other documents attached thereto, provided that with respect to the agreements and Contracts scheduled in the Company Disclosure Letter, solely to the extent made available to Parent prior to the date hereof.

(k) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if there is a specific reserve, accrual or other similar item underlying a number on such balance sheet or financial statements and it is apparent from the face of such balance sheet or financial statement (including the notes thereto) that the reserve, accrual or similar item is specifically related to the subject matter of such representation or warranty.

(l) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(m) Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in Miami, Florida.

(n) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(o) Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(p) Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.28 and Section 4.14 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(q) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, the Parties irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(r) No Admission. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Company Disclosure Letter will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(s) Nature of Information Disclosed. It is understood and agreed that (i) the specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business.

(t) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of facts or circumstances as of the date of this Agreement or as of any other date.

(u) Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant Party prior to the date of this Agreement by being (i) posted to the virtual data room managed by the Company in connection with the Merger, (ii) filed with or furnished to the SEC and available in its Electronic Data Gathering, Analysis and Retrieval (EDGAR) database or (iii) as electronically delivered via email by the Company’s outside counsel to Parent’s outside counsel, in each case, solely to the extent made available by 3 p.m. Eastern Time on the date hereof.

(v) Covenants. References to covenants in this Agreement are not limited to the matters included in Article V and Article VI, but also include all other covenants of the Parties in this Agreement.

1.4 Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties or covenants of the Company or Parent and Merger Sub, as applicable, that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations or warranties of the Company or Parent and Merger Sub, as applicable, that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations or warranties is reasonably apparent on the face of such disclosure.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue as the Surviving Corporation of the Merger and a wholly owned Subsidiary of Parent.

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”).

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) (a) via the remote electronic exchange of electronic copies of documents and signatures (including by Electronic Delivery), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third Business Day after the satisfaction or waiver (to the extent permitted under this Agreement) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under this Agreement) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. From and after the Effective Time, the Merger will have the effects as set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Charter as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in Exhibit A hereto, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of the Company as in effect immediately prior to the Effective Time will be amended and restated in their entirety to read as set forth in Exhibit B hereto, and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers of the Surviving Corporation.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation will be officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities of Parent, Merger Sub, or the Company:

(i) each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation;

(ii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub (including the Rollover Shares); or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub, in each case, as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid in exchange therefor; and

(iii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares, if any) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $24.90, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11).

(b) Rollover Shares. The Rollover Shares shall not be entitled to receive the Per Share Price and shall, immediately prior to the Closing, be contributed, directly or indirectly, to Parent pursuant to the terms of the applicable Support Agreement and treated in accordance with Section 2.7(a)(ii).

(c) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to fully reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(d) Statutory Rights of Appraisal.

(i) Dissenting Company Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by a Company Stockholder who has (A) neither voted in favor of the Merger nor consented thereto in writing and (B) properly demanded appraisal of such shares of Company Common Stock pursuant to, and in accordance with, Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting

Company Shares” until such time as such holder fails to perfect, effectively waives or withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7 but instead will be entitled to only such rights as are granted by Section 262 of the DGCL. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except, however, if after the Effective Time, such Company Stockholder fails to perfect, effectively withdraws or waives, or otherwise loses such holder’s right to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price in accordance with this Agreement and will not thereafter be deemed to be Dissenting Company Shares.

(ii) Notification of Parent of Demands for Appraisal. The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in and control all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent (which consent may be withheld by Parent in Parent’s sole discretion for any reason or no reason), make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.8 Equity Awards.

(a) Company RSUs.

(i) Vested Company RSUs. At the Effective Time, each outstanding restricted stock unit granted pursuant to a Company Equity Plan that is subject to time-based vesting only (a “Company RSU”) and that is vested at the Effective Time (but not yet settled) or that vests as a result of the consummation of transactions contemplated by this Agreement (a “Vested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash (without interest) equal to (x) the total number of shares of Company Class A Common Stock subject to such Vested Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment (the “Vested Company RSU Consideration”).

(ii) Unvested Company RSUs. At the Effective Time, each outstanding Company RSU granted pursuant to a Company Equity Plan that is not a Vested Company RSU (an “Unvested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the contingent right to receive from Parent or the Surviving Corporation an aggregate amount in cash (without interest) (each, a “Converted Cash Award”) equal to (x) the total number of shares of Company Class A Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.8, each such Converted Cash Award assumed and converted pursuant to this Section 2.8 will continue to have, and will be subject to, the same vesting terms and conditions (including vesting conditions) as applied to the corresponding Unvested Company RSU immediately prior to the Effective Time.

(b) Company PSUs.

(i) Vested Company PSUs. At the Effective Time, each outstanding restricted stock unit granted pursuant to a Company Equity Plan that is subject to outstanding performance-based vesting (a “Company PSU”) and that is vested (but not yet settled) at the Effective Time (a “Vested Company PSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash (without interest) equal to (x) the total number of shares of Company Class A Common Stock subject to such Vested Company PSU immediately prior to the Effective Time (as determined in accordance with the terms of the applicable award agreement) multiplied by (y) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment (the “Vested Company PSU Consideration”).

(ii) Unvested Company PSUs. At the Effective Time, each outstanding Company PSU granted pursuant to a Company Equity Plan that is not a Vested Company PSU (an “Unvested Company PSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into a Converted Cash Award with respect to an aggregate amount in cash (without interest) equal to (x) the total number of shares of Company Class A Common Stock subject to such Unvested Company PSU immediately prior to the Effective Time (with, for the avoidance of doubt, the performance metrics deemed achieved at 100% of target) multiplied by (y) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.8, each such Converted Cash Award assumed and converted pursuant to this Section 2.8 will be subject to the same terms and conditions (including time-based vesting conditions, but excluding performance-based vesting conditions) set forth in the applicable award agreement as applied to the corresponding Unvested Company PSU immediately prior to the Effective Time.

(c) Company Options.

(i) Vested Company Options. At the Effective Time, each Company Option that is vested at the Effective Time (a “Vested Company Option”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest) an amount in cash, equal to (x) the total number of shares of Company Common Stock subject to the Vested Company Option multiplied by (y) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock under such Vested Company Option, less applicable Taxes required to be withheld with respect to such payment (the “Vested Company Option Consideration”).

(ii) Unvested Company Options. At the Effective Time, each outstanding Company Option granted pursuant to a Company Equity Plan that is not a Vested Company Option (an “Unvested Company Option”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the contingent right to receive from Parent or the Surviving Corporation a Converted Cash Award equal to (x) the total number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock under such Unvested Company Option, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.8, each such Converted Cash Award assumed and converted pursuant to this Section 2.8 will continue to have, and will be subject to, the same terms and conditions (including vesting conditions) as applied to the corresponding Company Option immediately prior to the Effective Time.

(iii) Out-of-the-Money-Options. Any Company Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Price will be cancelled at the Effective Time for no consideration or payment.

(d) Payment Procedures. As promptly as reasonably practicable following the Closing Date, but in no event later than the first regularly scheduled payroll date following the Closing Date, the applicable former holders of Vested Company Options, Vested Company RSUs, and Vested Company PSUs will receive a payment from the Surviving Corporation, through its payroll system or payroll provider (or, in the case of any Vested Company Option, Vested Company RSU or Vested Company PSU that is a Company Non-Employee Equity-Based Award, through the Company’s standard accounts payable procedures), of the Vested Company Option Consideration, Vested Company RSU Consideration and Vested Company PSU Consideration required to be paid to such former holders pursuant to this Section 2.8.

(e) Necessary Further Actions. The Company Board (or, if appropriate, any committee thereof) will take all action reasonably necessary to effect the cancellation of Company Equity-Based Awards and Company Options as of the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). All Company Equity-Based Awards and Company Equity Plans will terminate as of the Effective Time (but subject to the consummation of the Merger).

(f) Treatment of Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Company will take all action that the Company determines to be reasonably necessary to (i) provide that no new participants will commence participation in the ESPP after the date of this Agreement; (ii) provide that no payroll contributions or separate non-payroll contributions may be made on or following the date of this Agreement; (iii) provide that no new offering period or purchase period will commence or be extended pursuant to the ESPP, in each case, after the date of this Agreement; (iv) cause any offering period or purchase period under the ESPP that otherwise would be outstanding at the Effective Time to be terminated no later than the Closing Date, but prior to the Effective Time; (v) make any adjustments that may be necessary or advisable to reflect the shortened offering period or purchase period, but otherwise treat such shortened offering period or purchase period as a fully effective and completed offering period or purchase period for all purposes pursuant to the ESPP; and (vi) cause the exercise (as of no later than the Closing Date, but prior to the Effective Time) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s account to the purchase of whole shares of Company Class A Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A 1 or P 1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c) Exchange and Payment Procedures.

(i) Certificated Shares. Promptly following the Effective Time (and in any event within three (3) Business Days), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent

(or affidavits of loss in lieu thereof as provided in Section 2.11)); and (B) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable in respect thereof pursuant to Section 2.7. Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.11) for cancellation, together with such letter of transmittal, duly completed and validly executed, in accordance with the terms of such materials and instructions, the holder of such Certificate will be entitled to receive in exchange for the number of shares represented by such Certificate (and Parent will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash (less any applicable withholding Taxes payable in respect thereof) equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Per Share Price. The Certificate so surrendered will be cancelled. The Payment Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Certificates on the amount payable upon the surrender of such Certificates pursuant to this Section 2.9(c)(i). Until so surrendered, the Certificates will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(ii) Uncertificated Shares. Notwithstanding anything to the contrary in this Agreement, any holder of shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”) will not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.7. In lieu thereof, each holder of record (as of immediately prior to the Effective Time) of an Uncertificated Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Uncertificated Shares will be deemed to have surrendered such Uncertificated Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) at the Effective Time, be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash (less any applicable withholding Taxes payable in respect thereof) equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price. The Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Uncertificated Shares on the amount payable upon the surrender of such Uncertificated Shares pursuant to this Section 2.9(c)(ii). Until so surrendered, Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(d) Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the aggregate consideration payable pursuant to Section 2.7 may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(e) Escheat. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Uncertificated Shares have not been surrendered immediately prior to the date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority, then any such cash in respect of such Certificate or Uncertificated Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9(f) will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares previously representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with Section 2.7 (or in the case of Dissenting Company Shares, the rights pursuant to Section 262 of the DGCL). The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws related to Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.13 Necessary Further Actions. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with the full right, title and possession of and to all rights and property of Merger Sub and the Company, then the officers and directors of the Surviving Corporation and Parent will be fully authorized (in the name of Merger Sub, in the name of the Company, and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports filed publicly no later than one (1) Business Day prior to the date of this Agreement (other than (i) with respect to Section 3.2, Section 3.3 or Section 3.7, or (ii) any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature); or (b) subject to the terms of Section 1.3(u), as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws, each as amended to date. The Company is not in violation of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (i) execute and deliver this Agreement; (ii) perform its covenants and obligations under this Agreement; and (iii) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The consummation of the Merger has been duly authorized by all necessary corporate action on the part of the Company, subject to receiving the Requisite Stockholder Approval. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and, subject to receiving the Requisite Stockholder Approval, the consummation of the Merger and each of the other transactions contemplated by this Agreement have been duly authorized and approved by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations under this Agreement; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board, acting upon the recommendation of the Company Special Committee, has (i) determined that this Agreement, the Support Agreements, the Guarantees and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, including the Unaffiliated Company Stockholders; (ii) approved and declared advisable this Agreement, the Support Agreements, the Guarantees and the transactions contemplated by this Agreement, including the Merger; (iii) approved the execution and delivery of this Agreement, the Support Agreements and the Guarantees by the Company, the performance by the Company of its covenants and other obligations in this Agreement and the Support Agreements, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at a meeting of the Company Stockholders; and (v) recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL (clause (v), the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(b) Fairness Opinion. The Company Special Committee received the written opinion (or an oral opinion to be confirmed in writing) of the Company Special Committee Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Per Share Price to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares (as defined in the opinion) and the Reinvestment Shareholders) in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders of shares of the Company Common Stock (it being understood and agreed that such opinion is for the benefit of the Company Special Committee and may not be relied upon by Parent or Merger Sub or any other Person). As of the date of this Agreement, to the Company’s Knowledge, such opinion has not been withdrawn, revoked or modified. The Company shall, promptly following the execution and delivery of this Agreement, furnish a true, correct and complete written copy of such opinion to Parent on a non-reliance basis and solely for informational purposes.

(c) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in the Charter and any other applicable “anti-takeover” Law will not be applicable to this Agreement, the Support Agreements, the transactions contemplated hereby and thereby and the Merger.

3.4 Requisite Stockholder Approval.

(a) Statutory Stockholder Approval. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock (voting together as a single class) entitled to vote on this Agreement (the “Statutory Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is required pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger.

(b) Additional Stockholder Approvals. In addition, the adoption of this Agreement shall be subject to the approval by the affirmative vote of the holders (i) of a majority of the voting power of the outstanding shares of Company Common Stock (voting together as a single class) held by the Unaffiliated Company Stockholders and entitled to vote on this Agreement, (ii) of at least a majority of the outstanding shares of the Company Class A Common Stock entitled to vote in accordance with the DGCL and (iii) of at least a majority of the outstanding shares of the Company Class B Common Stock entitled to vote in accordance with the DGCL (collectively, the “Additional Stockholder Approvals”).

3.5 Non-Contravention. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, except as set forth on Section 3.5 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws or the equivalent organizational or governing documents of any Subsidiary of the Company; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, result in the loss of a benefit under, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the

Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations, loss of benefits or liens that would not have a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Consent, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the (a) execution and delivery of this Agreement by the Company; (b) performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, the DGCL and the applicable rules and regulations of the SEC and Nasdaq; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock and Related Matters.

(i) Authorized Capital Stock and Stock Reservation. The authorized capital stock of the Company consists of (A) 1,000,000,000 shares of Company Class A Common Stock; (B) 500,000,000 shares of Company Class B Common Stock; and (C) 100,000,000 shares of Company Preferred Stock. As of the Capitalization Date, the Company has reserved 22,719,659 shares of Company Class A Common Stock for issuance pursuant to the Company Equity Plans.

(ii) Current Capitalization. As of the Capitalization Date, (A) 85,625,434 shares of Company Class A Common Stock were issued and outstanding; (B) 90,452,534 shares of Company Class B Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; (D) no shares of Company Class A Common Stock were held by the Company as treasury shares; (E) no shares of Company Class B Common Stock were held by the Company as treasury shares; (F) Company Equity-Based Awards representing the right to receive up to 2,690,071 shares of Company Class A Common Stock were outstanding; (G) Company Options to acquire 7,632,095 shares of Company Common Stock with an exercise price per share less than the Per Share Price were outstanding; and (H) 4,659,195 shares of Company Class A Common Stock were reserved for issuance pursuant to the ESPP.

(iii) Company Equity-Based Awards. Section 3.7(a)(iii) of the Company Disclosure Letter sets forth a complete and accurate list as of the Capitalization Date of all outstanding Company Equity-Based Awards granted under any Company Equity Plan or otherwise, indicating, with respect to each Company Equity-Based Award then outstanding, the type of award granted, the maximum number of shares of Company Common Stock subject to such Company Equity-Based Award, the Company Equity Plan under which such Company Equity-Based Award was granted and the exercise or purchase price, date of grant, vesting schedule, vested status, single- or double-trigger vesting provisions and, in the case of any Company Option, expiration date and whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code.

(iv) Validity; No Other Issuances. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Equity-Based Awards granted prior to the date of this Agreement, or the conversion of shares of Company Class B Common Stock into shares of Company Class A Common Stock pursuant to the terms of the Charter.

(b) No Other Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest (including any voting debt) in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest (including any voting debt) in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any cash settlements or payments based on the price or value of any Company Securities. Subject to the terms of the Charter, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

(c) No Other Rights. Except as set forth on Section 3.7(c) of the Company Disclosure Letter, the Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization or formation of each Subsidiary of the Company and any joint ventures, partnerships, portfolio companies or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest). Each Subsidiary of the Company (i) is duly organized or formed, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization or formation (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate or entity power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest (including any voting debt)) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement. The Company owns, directly or indirectly, one hundred percent (100%) of the outstanding equity capital of each of its Subsidiaries that is not a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company.

(c) Ownership. The Company owns, directly or indirectly, one hundred percent (100%) of the outstanding equity capital of each of its Subsidiaries that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company.

(d) No Other Interests in Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire or redeem from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest (including any voting debt)in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(e) Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interest or voting interests of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9 Company SEC Reports. The Company has filed with or furnished to the SEC all forms, reports and documents that have been required to be filed by it pursuant to applicable Laws since the Lookback Date and prior to the date of this Agreement (such forms, reports and documents, the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is, or since the Lookback Date has been, required to file any forms, reports or documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. As of the date hereof, none of the Company SEC Reports is, to the Company’s Knowledge, the subject of ongoing SEC review.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company and its Subsidiaries filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2021, and such assessment concluded that such system was effective. The Company’s independent registered public accounting firm has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2021. Since the Lookback Date, and through the date of this Agreement, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2021, and conclude, after such assessment, that such system was effective. Since the Lookback Date, the principal executive officer and principal financial officer of the Company have each made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(d) Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after January 1, 2022 (none of which is a Legal Proceeding or obligation or liability which results from or was caused by any breach of Contract, breach of warranty, tort, infringement, misappropriation, or violation of Law); or (d) that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since January 1, 2022, through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business; and (ii) the Company has not taken any action that, if taken or proposed to be taken after the date of this Agreement, would be prohibited by Section 5.2(a), Section 5.2(b), Section 5.2(c), Section 5.2(d), Section 5.2(e), Section 5.2(f), Section 5.2(g), Section 5.2(i), Section 5.2(k), Section 5.2(m), Section 5.2(n), Section 5.2(o), and Section 5.2(p).

3.13 Material Contracts.

(a) Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date hereof and the Company has made available to Parent a true, correct and complete copy of each such Material Contract.

(b) Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and, to the Company’s Knowledge, each other party thereto and is in full force and effect and to the Company’s Knowledge is enforceable against each party thereto, except for such failures to be in full force and effect that would not have a Company Material Adverse Effect. None of the Company, any of its Subsidiaries party thereto nor, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any Material Contract, and neither the Company nor, to the Knowledge of the Company, any other Person that is a party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would reasonably be expected to constitute a material breach of or default under any Material Contract or give rise to a right to terminate or modify in any respect any Material Contract, except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet to of the date of this Agreement, the

Company has not waived in writing any rights under any Material Contract, the waiver of which would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet to of the date of this Agreement, the Company has not received any written notice alleging any material violation or breach or default by the Company or its applicable Subsidiary under any Material Contract that has not since been resolved or cured. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice in writing from or on behalf of any party to a Material Contract indicating that such party intends to terminate, or not renew, any such Material Contract.

3.14 Government Contracts. Neither the Company nor its Subsidiaries have (a) materially breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Authority; (c) been audited or investigated by any Governmental Authority with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any material disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set aside contract or other order or contract requiring small business or other preferred bidder status or (h) entered any Government Contracts payable on a cost-reimbursement basis. The Company and its Subsidiaries have established and maintained adequate internal controls for compliance with their respective Government Contracts. All invoices and claims for payment submitted by the Company and its Subsidiaries for Government Contracts were current, accurate and complete in all material respects as of their respective submission dates. There are no material outstanding claims or disputes in connection with any of the Company’s or any of its Subsidiaries’ Government Contracts. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Authority with regard to any of the Company’s or its Subsidiaries’ Government Contracts.

3.15 Real Property.

(a) Owned Real Property. Neither the Company nor any of its Subsidiaries owns any real property.

(b) Leased Real Property. Section 3.15(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements (including all amendments, modifications and guarantees related thereto) pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 40,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases. Except as set forth in Section 3.15(b) of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens); (ii) neither the

Company, any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Lease is in breach of or default pursuant to any Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iii) the Company or a Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such property subject to any Lease or any portion thereof.

3.16 Environmental Matters. Except as would not be material, neither the Company nor any of its Subsidiaries (a) has failed to comply with any Environmental Law; (b) has received any written notice, report or other information alleging that the Company or any Subsidiary has violated, or has any liability under, any applicable Environmental Law; (c) has transported, distributed, produced, processed, manufactured, generated, used, treated, handled, stored, released, disposed or arranged for the disposal of any Hazardous Substances in violation of, or as has given or would give to liability under, any applicable Environmental Law; (d) has exposed any employee or other Person to Hazardous Substances in violation of, or as has given or would give to liability under, any applicable Environmental Law; (e) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to, or liability under, any Environmental Law; or (f) has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, the liability of any other Person under any Environmental Law.

3.17 Intellectual Property; Privacy.

(a) Registered Intellectual Property; Proceedings. Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Registered Intellectual Property and material Internet domain name registrations registered by or in the name of the Company or any of its Subsidiaries. All material Company Registered Intellectual Property is subsisting, and, to the Knowledge of the Company, valid and enforceable.

(b) Ownership. The Company and its Subsidiaries solely and exclusively own all right, title, and interest, free and clear of all encumbrances other than Permitted Liens, in and to the Company Owned Intellectual Property and have a valid and enforceable written license or other legal right to use all other Intellectual Property that is used in or necessary for the operation of the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries (together with the Company Owned Intellectual Property, the “Company Intellectual Property”), except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There are no restrictions on the Company or its Subsidiaries’ right to use, enforce, exploit, dispose, transfer or license any Company Owned Intellectual Property, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) No Order. No Company Owned Intellectual Property included in the Company Products is subject to any (i) pending or, to the Knowledge of the Company, threatened Legal Proceeding against the Company challenging the legality, validity, enforceability, or registrations thereof, except as would not have a Company Material Adverse Effect, or (ii) outstanding order against the Company, in effect as of the date of this Agreement, prohibiting or materially restricting the Company from using, enforcing, exploiting, disposing of, transferring, or licensing such Company Owned Intellectual Property, except for any such prohibitions or restrictions that would not have a Company Material Adverse Effect. The Company possesses all source code and other documentation and materials necessary for the Company and its Subsidiaries to offer, operate and support the Company Products in the manner in which such Company Products are currently offered, operated and supported by the Company and its Subsidiaries.

(d) IP Contracts. Section 3.17(d) of the Company Disclosure Letter sets forth a complete and accurate list of Contracts in effect as of the date of this Agreement pursuant to which (i) the Company or any of its Subsidiaries has granted a license to a third Person under any material Company Owned Intellectual Property, other than (a) any non-disclosure agreements entered into in the ordinary course of business; (b) Contracts with end users and other customers (including resellers, channel partners, managed service providers and distributors), or with potential end users and other customers (including potential resellers, channel partners, managed service providers and distributors), to the extent granting non-exclusive licenses in connection with the evaluation, provision, sale, resale, license, distribution, support or maintenance of a Company Product or service in the ordinary course of business; and (c) Contracts with consultants, contractors and vendors (including manufacturers and suppliers) to the extent granting licenses in connection with the counterparty’s provision of products or services to or for the Company or any of its Subsidiaries; (ii) a third Person has assigned or licensed any Intellectual Property to the Company or any of its Subsidiaries that is material to the operation of the business of the Company and its Subsidiaries taken as a whole, excluding, in each case, any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses or related services Contracts for commercially available software, technology or Intellectual Property entered into on standard terms; (c) any licenses to software and materials licensed as Open Source Software; (d) Contracts with employees or independent contractors entered into in the ordinary course of business for the assignment of any Intellectual Property; and (e) licenses authorizing limited use of brand materials, feedback, or other Intellectual Property that are incidental to the primary purpose of the Contract; (iii) the Company or its Subsidiaries are the beneficiary of the development of Intellectual Property that is material to the operation of the business of the Company and its Subsidiaries taken as a whole, excluding Contracts with employees or independent contractors entered into in the ordinary course of business on terms the same in all material respects to the Company’s standard form of such agreement (subject to variations made on a jurisdiction by jurisdiction basis); or (iv) the Company or its Subsidiaries are restricted in their ability to use, disclose, license, or enforce, or grant an exclusive right to use, any Intellectual Property, which restriction is material to the operation of the business of the Company and its Subsidiaries taken as a whole (all such Contracts that are, or are required to be, listed under clauses (i) through (iv) of this Section 3.17(d), the “IP Contracts”).

(e) No Infringement. Except as set forth on Section 3.17(d) of the Company Disclosure Letter, the Company Products and the operation of the businesses of the Company and its Subsidiaries, do not infringe, dilute, violate, or misappropriate, and since the Lookback Date have not infringed, diluted, violated, or misappropriated, the Intellectual Property of any third Person in a manner that has or would reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(f) No Notice of Infringement. Except as set forth in Section 3.17(f) of the Company Disclosure Letter, since the Lookback Date, neither the Company nor any of its Subsidiaries has received written notice from any third Person alleging that the Company’s current products infringe, dilute, violate, or misappropriate the Intellectual Property of any third Person in a manner that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no third party is infringing, diluting, violating, or misappropriating the Company Owned Intellectual Property, except, in each case, where such infringement, dilution, violation, or misappropriation, has not been and would not be material to the Company and its Subsidiaries, taken as a whole. Since the Lookback Date, neither the Company nor its Subsidiaries have made or asserted any written notice alleging infringement or misappropriation of (i) any patents that are Company Owned Intellectual Property that at of the date of this Agreement is outstanding and unresolved, or (ii) except as has not been and would not be material to the businesses of Company or its Subsidiaries, any other Company Owned Intellectual Property that as of the date of this Agreement is outstanding and unresolved.

(g) Employee Agreements. All Persons engaged by the Company or its Subsidiaries, including current and former employees and contractors of the Company and its Subsidiaries, who have contributed to or participated in the conception or development of any material Company Intellectual Property on behalf of the Company or any of its Subsidiaries, have entered into valid and, to the Knowledge of the Company, enforceable written proprietary rights agreements with the Company or a Subsidiary pursuant to which such Persons, subject to limitations of applicable Law, assign ownership of all their rights in such Intellectual Property exclusively to the Company or the applicable Subsidiary and agree to maintain the confidentiality of such Intellectual Property. To the Knowledge of the Company, no such Person is in violation or breach of such agreements, except as has not had and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(h) Source Code Escrow. The Company has not disclosed, licensed, made available or delivered, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose or make accessible, to any third party, including any escrow agent, any source code for any Company Product (excluding items of Open Source Software or other code licensed by the Company from a third party as provided by a third party in unmodified form) other than pursuant to a valid, written, and, to the Knowledge of the Company, enforceable agreement, entered into in the ordinary course of business, pursuant to which such third party agrees to protect the confidentiality of such source code, and, as of the date of this Agreement, no event has occurred that would legally require the Company to do any of the foregoing. Neither this Agreement nor the consummation of the Merger will result in the disclosure to a third party of any source code included in the Company Product (including any release from escrow of any such source code).

(i) IP Protection. Except as has not been and would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken reasonable steps to maintain and protect the Company Owned Intellectual Property, including the secrecy, value, and confidentiality of all trade secrets included in the material Company Owned Intellectual Property, and other confidential information of the Company or its Subsidiaries or provided to the Company or any of its Subsidiaries by any other Person on a condition of confidentiality.

(j) Open Source Software. The Company and its Subsidiaries do not use and have not used Open Source Software or any modification or derivative thereof in any manner that, with respect to any Company Products, (i) requires the disclosure or distribution in source code form thereof; (ii) requires the licensing thereof for the purpose of making derivative works; (iii) imposes any restriction on the consideration to be charged for the distribution thereof, or (iv) grants or purports to grant to any Person any rights or immunities under any of the Company Product or Company Owned Intellectual Property, except, in each case, (x) as applicable to the item of Open Source Software as provided by a third party in unmodified form, or (y) as has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. With respect to any Open Source Software that is used by the Company or its Subsidiaries, the Company or the applicable Subsidiary is in compliance with all applicable agreements with respect thereto, except for any such non-compliance that has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(k) Business Systems. The Company or its Subsidiaries own, lease, license, or otherwise have the legal right to use all Business Systems, and such Business Systems are sufficient for the needs of the Company’s and its Subsidiaries’ business as it is currently conducted, except as would not be material to the business of the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the Business Systems and the data stored or contained therein or transmitted thereby. In the twelve (12) months prior to the date of this Agreement, there has not been any failure of the Business Systems that has not been remedied or replaced in all respects, except as has not been and would not be material to the Company and its Subsidiaries, taken as a whole.

(l) Malicious Code and Deficiencies. Except as has not been and would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company Products currently offered by the Company and its Subsidiaries contains any material defect that adversely affects the use, functionality or performance of such Company Products (collectively, “Technical Deficiencies”). Except as has not been and would not be material to the Company and its Subsidiaries, taken as a whole, (i) there is no Malicious Code in any of the Company Products or other Business Systems, and (ii) since the Lookback Date the Company and its Subsidiaries have not received any written threats of Legal Proceedings against the Company or any of its Subsidiaries from any third party related to any such Malicious Code or any Technical Deficiencies.

(m) Privacy, Data Protection and Data Security. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have implemented, maintain, and enforce (i) commercially reasonable policies and procedures regarding its obligations under Data Security Requirements, as applicable (each, a “Company Privacy Policy”), with respect to its collection, use and disclosure of Personal Information, (ii) commercially reasonable systems and procedures designed to receive and effectively respond to complaints and valid individual rights requests under Data Security Requirements in connection with the Company’s or its Subsidiaries’ Processing of Protected Data, and the Company and its Subsidiaries has complied with all such individual rights requests, and (iii) commercially reasonable policies, and takes commercially reasonable steps, designed to protect Protected Data it collects or otherwise maintains from Security Breaches. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries and the conduct by the Company and each of its Subsidiaries of their respective businesses is, and has at all times in since the Lookback Date been, in compliance with (a) each applicable Company Privacy Policy and (b) all Data Security Requirements. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, (i) all third parties who have provided Personal Information to the Company and each of its Subsidiaries have, to the Knowledge of the Company, done so in compliance with applicable privacy and data security laws, including providing any notice and obtaining any consent required under applicable privacy and data security law and (ii) the Company and each of its Subsidiaries do not engage in the “sale,” as such term defined by applicable privacy and data security Law, of Personal Information in violation of any such Law. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the consummation of the Merger will not result in any violation by the Company or any of its Subsidiaries of any Data Security Requirement.

(n) Security Breaches. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries and, to the Knowledge of the Company, any third party Processing Protected Data on behalf of the Company or its Subsidiaries (in the case of any third party, relating to such third party’s Processing of Protected Data on behalf of the Company or its Subsidiaries), have not at any time since the Lookback Date suffered any Security Breach of any of Business Systems, including any incident resulting in any unauthorized access to, or acquisition or disclosure of, any such Protected Data. Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, since the Lookback Date, the Company and its Subsidiaries have not (i) been subject to any Legal Proceedings, and (ii) have not received any written complaints or correspondence relating to, or written notices or correspondence alleging any violation of, any Data Security Requirement or any Security Breach (including any notices alleging any unauthorized Processing of Personal Information) by the Company or any of its Subsidiaries.

3.18 Tax Matters.

(a) Tax Returns, Payments and Reserves. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all Tax Returns required to be filed by any of them; and (ii) paid, or have reserved in accordance with GAAP for the payment of, all Taxes that are required to be paid. The most recent financial statements contained in the Company SEC Reports reflect a reserve in accordance with GAAP for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements.

(b) No Waivers. Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(c) Withholding Taxes. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) has withheld with respect to their employees and other third Persons all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be withheld; and (ii) has timely paid over any amounts so withheld to the appropriate Tax authority.

(d) No Audits. Except as set forth in Section 3.18(d) of the Company Disclosure Letter, no audits or other examinations with respect to material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing and have not been resolved. Since the Lookback Date, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction.

(e) No Spin-offs. During the two years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted (i) either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code or (ii) distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 361 of the Code.

(f) No Listed Transactions. Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g) No Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely by and among any of the Company and its Subsidiaries; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of law.

(h) COVID Relief. Each of the Company and its Subsidiaries have (i) not deferred any amount of the employer’s share of “applicable employment taxes” under Section 2302 of the CARES Act, which amount of such Taxes remain outstanding, (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order, and (iii) to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”).

(i) Liens. There are no liens for material Taxes on any assets of the Company or any of its Subsidiaries, other than liens for Taxes not yet delinquent.

3.19 Employee Plans.

(a) Company Benefit Plans. Section 3.19(a) of the Company Disclosure Letter sets forth a true, complete and correct list of each material Company Benefit Plan, by jurisdiction. With respect to each material Company Benefit Plan other than an International Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Company Benefit Plan; (ii) the most recent determination letter, if any, from the IRS for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the current plan documents (including all amendments thereto) and summary plan descriptions; (iv) any related trust agreements; and (v) any notices or non-routine correspondence to or from the IRS, the United States Department of Labor or any Governmental Authority relating to any Company Benefit Plan dated within the past three years. With respect to each material International Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (1) the plan documents or summaries of all material terms, (2) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such International Employee Plan; (3) any document comparable to the determination letter referenced pursuant to clause (ii) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment and (4) any notices or non-routine correspondence to or from any Governmental Authority relating to International Employee Plan dated since the Lookback Date.

(b) Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates has previously maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan (whether or not subject to ERISA) or any plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

(c) Compliance. Each Company Benefit Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Neither the Company nor any Subsidiary has incurred (whether or not assessed) any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that could result in the imposition of any such penalties or Taxes. All contributions, premiums or other payments that are due have been paid on a timely basis with respect to each Company Benefit Plan or, to the extent not yet due, accrued in accordance with GAAP. Each Company Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that such Company Benefit Plan meets the requirements of Section 401(a) of the Code and no event has occurred and no condition exists with respect to the form or operation of such Company Benefit Plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(d) Company Benefit Plan Legal Proceedings. There are no claims, disputes or Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust pursuant to any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. Except as could not result in a material liability to the Company or any of its Subsidiaries, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f) No Welfare Benefit Plan. No Company Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides, nor does the Company or any Subsidiary have any current or potential obligation to provide post-employment or retiree life, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law for which the covered individuals pay the full premium cost of coverage.

(g) Section 280G. No payment or benefit that could be made to any Service Provider as a result of the execution of this Agreement or the transactions contemplated hereby (either alone or in combination with any other event) could be characterized as a parachute payment within the meaning of Section 280G(b)(2) of the Code.

(h) Gross-Ups. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is bound to provide a gross-up or otherwise reimburse any Service Provider or other person for excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(i) Section 409A. Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in compliance with Section 409A of the Code.

(j) International Employee Plans. Each International Employee Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable Laws. Each International Employee Plan required by any applicable Law to be registered or approved by a Governmental Authority has been so registered or approved and has been maintained in good standing with the applicable Governmental Authority in each case, in all material respects. No International Employee Plan has material unfunded liabilities that as of the Effective Time will not be fully accrued for in its financial statements or fully offset by insurance.

(k) Consummation of the Transaction. Except as set forth on Section 3.19(k) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event, could (i) result in any payment (whether a payment of cash or payment of property) or benefit becoming due to any Service Provider, (ii) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (iii) accelerate the timing of vesting, funding, delivery of, or payment, or increase the amount or value, of any payment or benefits to any Service Provider, or (iv) require a contribution by the Company or any of its Subsidiaries to any Company Benefit Plan.

3.20 Labor Matters.

(a) Union Activities. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with any labor union, works council, trade union, or other labor organization (collectively, “Labor Agreements”), and no employees of the Company or any of its Subsidiaries are represented by any labor union, works council, or other labor organization with respect to their employment with the Company or its Subsidiaries. To the Knowledge of the Company, there are, and in the past five years there have been, no activities or proceedings of any labor or trade union, works council, or other labor organization or group of employees to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No Labor Agreement is being negotiated by the Company or any of its Subsidiaries. There is, and for the past five years there has been, no pending or, to the Knowledge of the Company, threatened strike lockout, unfair labor practice charge, material labor grievance, material labor arbitration, work stoppage, slowdown, picketing, handbilling or other material labor dispute against or affecting the Company or any of its Subsidiaries. With respect to the transactions contemplated by this Agreement, the Company and its Subsidiaries have satisfied in all material respects all notice, bargaining, consent, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Law, Labor Agreement or other Contract.

(b) Employment Law Compliance. The Company and its Subsidiaries are in compliance, and have complied, in all material respects with applicable Laws and orders with respect to labor, employment and employment practices (including applicable Laws, rules and regulations regarding terms and conditions of employment, wage and hour requirements (including the classification of independent contractors and exempt and non-exempt employees)), immigration status (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas, discrimination, harassment and retaliation in employment, employee health and safety, collective bargaining, labor relations, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, employee leave issues, COVID-19, affirmative action and unemployment insurance).

(c) Service Provider Payments. Except as would not result in material liability for the Company or any of its Subsidiaries: (i) the Company and each of its Subsidiaries have fully and timely paid all wages, salaries, overtime, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their Service Providers under applicable Law, Contract or company policy; and (ii) each individual who is providing, or since the Lookback Date has provided, services to the Company or any of its Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(d) Sexual and Other Harassment. The Company and each of its Subsidiaries have promptly, thoroughly and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of which they are or have been made aware. With respect to each such verified allegation, the Company and its Subsidiaries have taken prompt corrective action reasonably calculated to prevent further improper action. Neither the Company nor any of its Subsidiaries reasonably expect any material liabilities with respect to any such allegations. To the Company’s Knowledge, there are no allegations of harassment or discrimination relating to officers, directors, employees, contractors or agents of the Company or its Subsidiaries that, if known to the public, would bring the Company or its Subsidiaries into material disrepute.

(e) Restrictive Covenants. To the Knowledge of the Company, no Service Provider with annual compensation in excess of $150,000 is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or its Subsidiaries.

(f) Employment Terminations. To the Knowledge of the Company, no current employee of the Company or its Subsidiaries with annual compensation in excess of $150,000, intends to terminate his or her employment with the Company prior to the one-year anniversary of the Closing.

3.21 Permits. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, the Company and its Subsidiaries hold, to the extent legally required, all Permits that are required for the operation of the business of the Company and its Subsidiaries as currently conducted (such Permits, the “Required Permits”). Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (a) the Company and its Subsidiaries are in compliance with the terms of the Required Permits; and (b) no suspension or cancellation of any of the Required Permits is pending or, to the Knowledge of the Company, threatened.

3.22 Compliance with Laws.

(a) General Compliance. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and since the Lookback Date, has been in compliance with all Laws that are applicable to the Company or its Subsidiaries or to the conduct of the business or operations of the Company or its Subsidiaries.

(b) Trade Controls. Neither the Company, nor any Subsidiary, nor any of their respective officers, directors or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any Subsidiary is currently, or has been in the last five (5) years (i) a Sanctioned Person; (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country during the period in which it was subject to Sanctions; or (iii) otherwise in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (“Trade Controls”).

(c) Anti-Bribery Laws. In the last five (5) years, the Company and each of its Subsidiaries, including each of their respective directors, officers or employees, and, to the Knowledge of the Company, each agent or other third party representative acting on behalf of the Company and each of its Subsidiaries, (i) have complied with all applicable U.S. and non-U.S. Laws relating to the prevention of bribery and corruption and money laundering, including the FCPA (collectively, “Anti-Bribery Laws”); and (ii) have not made, offered, promised, authorized, or received any payment or gift of any money or anything of value to any “foreign official” (as defined by the FCPA), foreign political party or official thereof, political campaign, or public international organization to unlawfully obtain business, direct business to any person, or secure an improper advantage, or otherwise in violation of any Anti-Bribery Laws.

(d) No Allegations, Investigations, or Claims. The Company has not, in connection with or relating to the business of the Company or any Subsidiary, received from any Governmental Authority or any Person any written notice, or to the Company’s Knowledge, oral inquiry or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Bribery Laws. There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to Trade Controls or Anti-Bribery Laws.

3.23 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are, and since the Lookback Date, there have been, no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any present or former officer, executive or director of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b) No Orders. Neither the Company nor any of its Subsidiaries is subject to any Order of any kind or nature that would (x) prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement or (y) reasonably be expected to have a Company Material Adverse Effect.

3.24 Insurance.

(a) Policies and Programs. The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. Except as would not have a Company Material Adverse Effect, each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect.

(b) No Cancellation. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, since the Lookback Date, neither the Company nor any of its Subsidiaries have received any written notice regarding any cancellation, invalidation or material modification of any such insurance policy other than in connection with ordinary renewals, and there is no existing material default by any insured thereunder and there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disrupted by the underwriters of such policies.

3.25 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.26 Brokers. Except for the Company Special Committee Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger. The Company has made available to Parent a true, correct and complete copy of the engagement letter with the Company Special Committee Financial Advisor.

3.27 Support Agreements. Concurrently with the execution of this Agreement, the Company has delivered to Parent the duly executed Support Agreements. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by the Company under any Support Agreement.

3.28 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i) none of Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Merger Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by Parent or Merger Sub, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Merger Sub, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty has not been relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Merger Sub, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by Parent or Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub disclaims all implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied, by Parent or Merger Sub;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized or formed, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization or formation; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by the Transaction Documents or any agreements or arrangements entered into in connection with the Debt Financing. Parent is the sole record and beneficial stockholder of Merger Sub.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational documents.

4.2 Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations under this Agreement; and (c) subject to receiving the Merger Sub Stockholder Approval, consummate the Merger. The consummation of the Merger has been duly authorized by all necessary corporate or other action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (ii) is subject to general principles of equity.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations under this Agreement, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, result in the loss of a benefit under, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained and, in the case of the consummation of the Merger, subject to obtaining the Merger Sub Stockholder Approval, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations, loss of benefits or liens that would not have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the (a) execution and delivery of this Agreement by each of Parent and Merger Sub; (b) performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, the DGCL and the applicable rules and regulations of the SEC and Nasdaq; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not have a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would have a Parent Material Adverse Effect.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would have a Parent Material Adverse Effect.

4.6 Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates has been an “interested stockholder” (as such term is defined in Article XII of the Charter) of the Company, in each case during the three years prior to the date of this Agreement. As of the date of this Agreement, Parent and its Affiliates, taken together, are the beneficial owners of 1,875,000 shares of Company Class A Common Stock and are the beneficial owners of 14,557,960 shares of Company Class B Common Stock. As of the date of this Agreement, neither Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates own any additional shares of Company Capital Stock.

4.7 Brokers. Except for Guggenheim Securities, LLC there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger for which the Company or any of its Subsidiaries would be liable.

4.8 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger.

4.9 Guarantees. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guarantees. Each Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the respective Guarantor, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. No event has occurred that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, constitute a default on the part of any Guarantor pursuant to any Guarantee.

4.10 Financing.

(a) Commitment Letters. As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of (i) fully executed equity commitment letters, dated as of the date of this Agreement, between Parent and each of Guarantors and KKR (together with any exhibits, schedules, or annexes attached thereto, and as the same may be amended, modified, supplemented, extended or replaced from time to time, in each case in accordance with the terms of this Agreement, collectively, the “Equity Commitment Letters”) pursuant to which each of

Guarantors and KKR has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (collectively, the “Equity Financing”), and (ii) a fully executed debt commitment letter, dated as of the date of this Agreement, by and among Parent and the Debt Financing Sources party thereto (together with all exhibits, schedules, or annexes attached thereto, and as the same may be amended, modified, supplemented, extended or replaced from time to time, in each case in accordance with the terms of this Agreement, the “Debt Commitment Letter” and together with the Equity Commitment Letters, each, a “Commitment Letter” and collectively, the “Commitment Letters”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”) and (iii) fully executed fee letters relating to the Debt Financing (together with all exhibits, schedules, or annexes attached thereto, and as the same may be amended, modified, supplemented, extended or replaced, in each case in accordance with the terms of this Agreement, each a “Fee Letter” and, collectively, the “Fee Letters”) (except that the fee amounts, pricing caps and other economic terms in the Fee Letters may be redacted so long as no such redaction covers terms that would adversely affect the amount (other than OID and any other fees that will be netted against the funding of the purchase price discount), conditionality or availability of the Debt Financing). Each Equity Commitment Letter provides that (i) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.10(b); (ii) subject to Section 9.10(b), Parent and each Guarantor have waived any defenses to the enforceability of such third party beneficiary rights; and (iii) Parent and each Guarantor will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by the Company of such third party beneficiary rights.

(b) No Amendments. As of the date of this Agreement, (i) the Commitment Letters and the terms of the Financing have not been amended or modified prior to the date of this Agreement; (ii) no amendment or modification to the Commitment Letters or the terms of the Financing is contemplated that would not be permitted pursuant to Section 6.5(a) hereof; and (iii) the commitments contained in the Commitment Letters have not been withdrawn, terminated, repudiated or rescinded in any respect, and, to the knowledge of Parent, no such withdrawal, termination, repudiation or rescission is contemplated. There are no Contracts, agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the funding, investing or use, as applicable, of the Equity Financing, other than the Equity Commitment Letter. Other than Section 2 of the Support Agreement entered into with KKR, there are no other agreements, side letters or arrangements that would permit the parties to any Commitment Letter to reduce the amount of the Financing provided therein, impose additional conditions precedent or that would otherwise materially affect the availability of the Debt Financing or the Equity Financing on the Closing Date.

(c) Sufficiency of Financing. The aggregate amounts committed pursuant to the Commitment Letters, subject to the satisfaction of the terms and conditions thereunder will be sufficient, together with cash on hand at the Company on the Closing Date, to (i) satisfy all payment obligations of Parent and Merger Sub contemplated by this Agreement in connection with the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger (which does not include, for the avoidance of doubt, any payments with respect to any Rollover Shares or any Unvested Company Options, Unvested Company RSUs or Unvested Company PSUs)); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, and all other indebtedness outstanding pursuant to, the Credit Agreement; and (iii) pay all fees and expenses required to be paid at the Closing by the Company, Parent, Merger Sub or any of their Affiliates in connection with the Merger and the Financing (collectively, but solely to the extent required to be paid by Parent on the Closing Date, the “Required Amount”).

(d) Validity; No Contrary Expectation. The Commitment Letters in the executed forms delivered by Parent to the Company are in full force and effect and constitute the legal, valid and binding obligations of Parent, Merger Sub and the other parties thereto, as applicable, enforceable against Parent, Merger Sub, and to the knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Other than as expressly set forth in the Commitment Letters, there are no conditions precedent or other contingencies related to the funding, investing or use of the full proceeds of the Financing pursuant to any agreements relating to the Financing to which each Guarantor, Parent, Merger Sub or any of their respective Affiliates is a party. As of the date hereof, neither Parent nor Merger Sub nor, to the knowledge of Parent, any other party to the Commitment Letters has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any Commitment Letter. As of the date hereof, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of Parent or Merger Sub (or, to the knowledge of Parent, any other party to the Commitment Letters) under the Commitment Letters; (ii) constitute or result in a failure by Parent or Merger Sub (or, to the knowledge of Parent, any other party to the Commitment Letters) to satisfy any of the conditions set forth in any of the Commitment Letters; or (iii) otherwise result in any portion of the Financing not being available on the Closing Date. As of the date of this Agreement, assuming satisfaction of the conditions precedent set forth in Section 7.1 and Section 7.2, neither Parent nor Merger Sub have any reason to believe (both before and after giving effect to any “flex” provisions contained in the Fee Letters or the Debt Commitment Letter) that (A) it will be unable to satisfy on a timely basis any term or condition of the Financing to be satisfied by it, whether or not such condition is contained in the Commitment Letters or the Fee Letters; or (B) the full amounts committed pursuant to the Commitment Letters will not be available on the Closing Date. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all applicable fees, expenses, premiums and charges that are due and payable on or prior to the date of this Agreement in connection with the Financing.

(e) No Exclusive Arrangements. As of the date of this Agreement, none of Guarantors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

4.11 Absence of Stockholder and Management Arrangements. Except as between the Reinvestment Shareholders (including as set forth in the Support Agreements), as of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has entered into, or agreed to enter into, any legally binding arrangements with any stockholder, director, officer, manager, member, employee or Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person other than any Guarantor has agreed to provide, directly or indirectly, an equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.12 No Foreign Person. Each of Parent and Merger Sub is not, and is not controlled by, a “foreign person” (as defined in the DPA). Neither Parent nor Merger Sub permits, or currently intends to, following the Closing permit, any foreign person affiliated with it, whether affiliated as a limited partner or otherwise, to obtain through Parent or Merger Sub (as applicable) any of the following with respect to the Company: (a) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company; (b) membership or observer rights on the Company Board or equivalent governing body of the Company or the right to nominate an individual to a position on the Company Board or equivalent governing body of the Company; (c) any involvement, other than through the voting of shares, in the substantive decision making of the Company regarding (i) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA); (ii) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company; or (iii) the management, operation, manufacture or supply of “covered investment critical infrastructure” (as defined in the DPA); or (d) “control” of the Company (as defined in the DPA).

4.13 Support Agreements. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Support Agreements. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by Parent or Vista under any Support Agreement.

4.14 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its respective Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that it has had reasonable access to, and has been afforded the opportunity to request and review, the books and records of the Company and its Subsidiaries (including in the possession of the Company’s Representatives). Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including (A) any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Merger; (B) in connection with presentations by the Company’s management; or (C) in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations.

(a) Ordinary Course Operation. During the Pre-Closing Period, the Company will, and will cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business and operations in the ordinary course of business and maintain its existence in good standing pursuant to applicable Law. The obligations of the Company and its Subsidiaries pursuant to the previous sentence are subject to the following exceptions: (i) as expressly contemplated by this Agreement; (ii) as set forth in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Company Disclosure Letter; (iii) as required by applicable Law; (iv) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed) (all such exceptions in clauses (i) through (iv), the “Covenant Exceptions”); or (v) for any actions taken reasonably and in good faith to respond to any COVID-19 Measures (it being understood that prior to taking any material actions in reliance on this clause (v), the Company will use its reasonable best efforts to provide reasonable advance notice to, and consult, with Parent (if reasonably practicable and legally permissible) prior to taking such actions).

(b) Additional Affirmative Obligations. During the Pre-Closing Period, the Company will, and will cause each of its Subsidiaries to, subject to Covenant Exceptions, use its reasonable best efforts to (i) preserve intact in all material respects its material assets, properties, Material Contracts and business organizations; (ii) keep available the services of its current officers and key employees; and (iii) preserve in all material respects its relationships with its material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company or any of its Subsidiaries has business relations.

(c) Clarification on Provision Interaction. It is agreed that no action by the Company or its Subsidiaries with respect to matters expressly permitted pursuant to Section 5.2 shall be deemed a breach of Section 5.1.

5.2 Forbearance Covenants. During the Pre-Closing Period and in each case subject to the Covenant Exceptions, the Company will not, and will not permit any of its Subsidiaries, to:

(a) amend or otherwise change the Charter, the Bylaws or any other similar organizational document or governing documents;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, grant, pledge, encumber, transfer or deliver, or agree or commit to issue, sell, grant, pledge, encumber, transfer or deliver, any of its equity securities (whether through the issuance or granting of options, equity-based awards, warrants, commitments, subscriptions, rights to purchase or otherwise), except, in each case, (i) for the issuance, delivery or sale of shares of Company Class A Common Stock or Company Class B Common Stock pursuant to Company Equity-Based Awards outstanding as of the date of this Agreement or pursuant to the ESPP, in each case in accordance with and required by their terms; or (ii) in connection with a conversion of shares of Company Class B Common Stock into Company Class A Common Stock pursuant to the terms of the Charter;

(d) directly or indirectly acquire, repurchase or redeem any of its equity securities, except, in each case, (i) as required pursuant to the terms and conditions of Company Equity-Based Awards outstanding as of the date of this Agreement in accordance with their terms or to otherwise satisfy Tax obligations with respect to Company Equity-Based Awards outstanding on the date of this Agreement or to pay the exercise price of Company Options outstanding on the date of this Agreement; (ii) in connection with a conversion of shares of Company Class B Common Stock into Company Class A Common Stock pursuant to the terms of the Charter; or (iii) for transactions between the Company and any of its Subsidiaries;

(e) (i) adjust, split, subdivide, combine or reclassify any of its capital stock or other equity or voting interests; (ii) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock or other equity or voting interests, or make any other actual, constructive or deemed distribution in respect of its capital stock or other equity or voting interests, except for cash dividends made by any Subsidiary of the Company to the Company or one of its other Subsidiaries; (iii) pledge or encumber any of its capital stock or other equity or voting interests; or (iv) modify the terms of any of its capital stock or other equity or voting interests;

(f) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any third Person that is an entity or any equity interest in such Person, make any equity investment in any third Person that is an entity, enter into any joint venture, partnership, limited liability company or similar arrangement with any third Person (solely with respect to assets, other than in the ordinary course of business consistent with past practice);

(g) (i) sell, transfer, mortgage, lease, license, pledge, abandon, encumber or otherwise dispose of any of its tangible properties or tangible assets to any Person, other than sales of products or non-exclusive licenses in the ordinary course of business, (ii) waive, cancel, forgive, release, settle or assign any Indebtedness owed to the Company or any of its Subsidiaries or any material claims held by the Company or any of its Subsidiaries against any Person or (iii) grant any material refunds, credits, rebates or allowances to any customers, distributors, resellers or channel partners other than in the ordinary course of business consistent with past practice;

(h) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

(i) (i) incur or assume any Indebtedness or issue any debt securities, except, in each case, for loans or advances between wholly owned Subsidiaries of the Company or between the Company and its wholly owned Subsidiaries or ordinary course borrowed money debt (including, but not limited to, credit cards, capital leases, etc.) in an amount not to exceed $600,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third Person, except with respect to obligations of Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any third Person, except, in each case, for (A) extensions of credit to customers in the ordinary course of business consistent with past practice; (B) advances to directors, officers and other employees, in each case in the ordinary course of business consistent with past practice; and (C) for loans or advances between wholly owned Subsidiaries of the Company or between the Company and its wholly owned Subsidiaries and capital contributions in or to wholly owned Subsidiaries of the Company; or (iv) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create any lien thereon (other than Permitted Liens);

(j) except as necessary to comply with applicable Law, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Company Benefit Plan or any other benefit or compensation plan, agreement, contract, program, policy or arrangement that would be a Company Benefit Plan if in existence on the date of this Agreement; (ii) grant to any Service Provider whose annual compensation, bonus and other benefits exceeds $150,000, in the aggregate, any increase in cash or equity or equity-based incentive awards, compensation, bonus, severance, or material fringe or other material benefits, and, in the case of any Service Provider whose annual compensation, bonus and other benefits are equal to or less than $150,000, grant any such increase in cash or equity or equity-based incentive awards outside of the ordinary course of business; (iii) grant to any Service Provider any increase in change in control, retention, severance or termination pay; (iv) hire, engage or otherwise enter into any employment, consulting, change in control, retention, severance or termination agreement with any Service Provider with an annual compensation, bonus and other benefits in excess of $150,000 in the aggregate; or (v) terminate, furlough or temporarily lay off any Service Provider whose annual compensation, bonus and other benefits would exceed $150,000 in the aggregate, other than terminations for cause;

(k) (i) negotiate, modify, extend, terminate, or enter into any Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries;

(l) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Service Provider;

(m) settle, release, waive or compromise any pending or threatened Legal Proceeding, including any claim that provides for any injunctive or other non-monetary relief, except for the settlement of any Legal Proceedings (i) solely for monetary damages in an amount not in excess of $250,000 individually or $500,000 in the aggregate and without an admission of any guilt; or (ii) settled in compliance with Section 6.15, in the case of each of clauses (i) through (iii), solely to the extent that prior written notice has been provided to Parent describing the material details of such settlement;

(n) except as required by applicable Law or GAAP make any change in any of its accounting principles or practices;

(o) (i) change or, except as consistent with past practices, make any material Tax election; (ii) settle or compromise any material Tax claim or assessment; (iii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (iv) file an amended Tax Return that would materially increase the Taxes payable by the Company or its Subsidiaries; (v) surrender any right to claim a refund of a material amount of Taxes; or (vi) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(p) sell, assign, abandon, or otherwise dispose of, allow to lapse, terminate or expire, or fail to enforce, maintain or protect, or license (except for non-exclusive licenses granted to customers in the ordinary course of business) or otherwise transfer any of the material Company Owned Intellectual Property, or any portion thereof;

(q) modify in any material respect (i) any of its policies related to Data Security Requirements, or (ii) any administrative, technical or physical safeguards related to privacy or data security, except, in each case of (i) and (ii), (A) to remediate any privacy or security issue, (B) to enhance data security or integrity, (C) to comply with Data Security Requirements, or (D) as otherwise directed or required by a Governmental Authority;

(r) incur, authorize or commit to incur any capital expenditures other than (i) as set forth in Section 5.2(r) of the Company Disclosure Letter, or (ii) expenditures that do not exceed $500,000 individually or $1,000,000 in the aggregate;

(s) (i) enter into any Contract that would constitute a Material Contract (other than Contracts that only constitute Material Contracts because they fall within clause (ii), (iii), (iv) or (v) of the definition of Material Contracts) if it were in effect as of the date of this Agreement, (ii) amend or modify in any material adverse respect, or waive any material rights under, any Material Contract, or (iii) terminate any Material Contract other than in the ordinary course of business;

(t) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(u) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(v) implement, announce or effectuate a “plant closing” or “mass layoff” (each as defined in the WARN Act) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee; or

(w) enter into, or agree or commit to enter into, a Contract to take any of the actions prohibited by this Section 5.2.

5.3 Consents for Covenant Forbearance. Parent shall respond with reasonable promptness to any requests for consent pursuant to Section 5.2 (provided that Parent shall not be required to respond more than once with respect to requests for consent that cover the same activity), including at any time where one or more of the parties hereto has asserted that this Agreement has been terminated but the validity of such termination is disputed and such dispute has not been resolved by agreement of the parties or a final, non-appealable order of a court of competent jurisdiction.

5.4 No Solicitation of Acquisition Proposals.

(a) No Solicitation. Subject to Section5.4(b), immediately following execution of this Agreement and throughout the Pre-Closing Period, the Company will cease and cause to be terminated any discussions or negotiations with, and terminate any data room access (or other access to diligence) of, any Person and its Representatives relating to an Acquisition Transaction or Acquisition Proposal that would otherwise be prohibited by this Section 5.4(a). Unless the Company has already so requested, promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has executed a confidentiality agreement with the Company or any of its Subsidiaries in connection with its consideration of an Acquisition Transaction or Acquisition Proposal promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement. Subject to this Section 5.4(a) and Section 5.4(b), during the Pre-Closing Period, the Company and its Subsidiaries, and their respective directors and officers, will not, and the Company will not authorize or direct, and will use its reasonable best efforts to cause its and its Subsidiaries’ other employees, consultants and other Representatives not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer, inquiry, indication of interest or proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person or Group (other than Parent, Merger Sub or any of their respective Representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person or Group (other than Parent, Merger Sub or any of their respective Representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to any offer, indication of interest or proposal relating to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.4 or discussing any Acquisition Proposal made by any Person or Group with such Person or Group solely to the extent necessary to clarify the terms of the Acquisition Proposal); (iv) approve, endorse or recommend any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written, oral, binding or non-binding) relating to an Acquisition Proposal or Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal or Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize or commit to do any of the foregoing. During the Pre-Closing Period, the Company will not be required to enforce, and, if requested, will be permitted to waive, any provision of any “standstill” or confidentiality agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof, including the Company Special Committee).

(b) Permitted Conduct Related to Certain Proposals. Notwithstanding anything to the contrary in this Section 5.4, from the date of this Agreement until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof, including the Company Special Committee) may, directly or indirectly through one or more of their respective Representatives (including the Company Special Committee Financial Advisor), following the execution and delivery of an Acceptable Confidentiality Agreement, (i) participate or engage in discussions or negotiations with; or (ii) (1) furnish any non-public information relating to the Company or any of its Subsidiaries to or (2) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to, in each case, any Person or Group or their respective Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that did not result from a breach in any material respect of Section 5.4(a). The Company and the Company Board (or a committee thereof, including the Company Special Committee) may only take the actions contemplated by the preceding sentence if the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (A) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and (B) the failure to take the actions contemplated by this Section 5.4(b) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law (such determination, a “Qualified Acquisition Proposal Determination”). During the Pre-Closing Period, the Company will promptly (and in any event within 24 hours following the disclosure thereof) make available to Parent and its Representatives any such non-public information concerning the Company and its Subsidiaries that was provided to any such Person or its representatives that was not previously made available to Parent.

(c) No Company Recommendation Change or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.4(d), at no time after the date of this Agreement may the Company Board (or a committee thereof, including the Company Special Committee):

(i) (A) fail to make in the Company’s press release publicly announcing the Merger and in the Proxy Statement, withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to Parent; (B) adopt, approve, endorse, declare advisable, recommend or publicly propose to adopt, approve, endorse or recommend an Acquisition Proposal; (C) fail to publicly reaffirm the Company Recommendation within 10 Business Days after Parent so requests in writing (it being understood that the Company will not be obligated to affirm the Company Recommendation on more than three occasions); (D) make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Company Board (or a committee thereof, including the Company Special Committee) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (E) fail to recommend against acceptance of any third party tender or exchange offer for the shares of Company Common Stock within 10 Business Days after commencement of such offer pursuant to Rule 14d-2 of the Exchange Act; (F) fail to include the Company Recommendation in the Proxy Statement; or (G) resolve or publicly propose to take any action described in the foregoing clauses (A) through (F) (any action described in clauses (A) through (G), a “Company Recommendation Change”), it being understood that none of (1) the determination in and of itself by the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee that an Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal; (2) the delivery, in and of itself, by the Company to Parent and its Representatives of any notice contemplated by Section 5.4(d); or (3) the public disclosure, in and of itself, of the items in clauses (1) and (2) if required by applicable Law, will constitute a Company Recommendation Change or violate this Section 5.4; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Permissible Company Recommendation Change and Entry into Alternative Acquisition Agreement.

(i) Intervening Events. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, other than in connection with an Acquisition Proposal, the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee may effect a Company Recommendation Change of the type described in clauses (A), (C), (F) and (G) (but clause (G) solely with respect to clauses (A) (C) and (F)) thereof, in response to an Intervening Event if and only if:

(1) the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2) the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has (A) so determined and (B) resolved to effect a Company Recommendation Change pursuant to this Section 5.4(d)(i), which notice will describe the Intervening Event in reasonable detail; and

(3) prior to effecting such Company Recommendation Change, the Company and its Representatives, until 5:00 p.m. at the end of such four (4) Business Day period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that the failure to make a Company Recommendation Change in response to such Intervening Event would no longer reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law, as determined in good faith by the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee (after consultation with its financial advisor and outside legal counsel); and (B) permitted Parent and its Representatives to make a presentation to the Company Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that at the end of such four Business Day period, the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law.

(ii) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, if the Company has received a bona fide written Acquisition Proposal that the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee may (A) effect a Company Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(1) the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2) the Company has complied in all material respects with its obligations pursuant to this Section 5.4 with respect to such Acquisition Proposal;

(3) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has (A) received a bona fide written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Recommendation Change or to terminate this Agreement pursuant to Section 8.1(h), which notice will describe the basis for such Company Recommendation Change or termination, including the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal and include copies of all relevant documents relating to such Acquisition Proposal (including any financing commitments); and

(4) prior to effecting such Company Recommendation Change or termination, the Company and its Representatives, until 5:00 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (B) permitted Parent and its Representatives to make a presentation to the Company Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (a) in the event of any change to the form or amount of consideration or any other material revision, amendment, update or supplement to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(d)(ii)(4) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being three (3) Business Days); and (b) at the end of the Notice Period, the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such bona fide written Acquisition Proposal is a Superior Proposal.

(e) Notice to Parent of Acquisition Proposals. During the Pre-Closing Period, the Company will promptly (and, in any event, by the earlier of (i) 24 hours from the receipt thereof or (ii) 5:00 p.m. on the next Business Day) notify Parent in writing if an Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives or, to the Knowledge of the Company, any of its other Representatives with respect to an Acquisition Proposal. Such notice must include (A) the identity of the Person or Group making such proposal (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or Group that is in effect on the date of this Agreement); and (B) a summary of the material terms and conditions of such proposal and, if in writing, a copy thereof. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), of the status and terms of, any developments regarding, any such Acquisition Proposal (including any amendments thereto) and the status of any such discussions or negotiations, including by providing copies of all written materials sent to or from the Company or any of its Representatives relating to such Acquisition Proposal.

(f) Permitted Disclosures by the Company and the Company Board. So long as the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee expressly reaffirms the Company Recommendation in such public disclosure (other than in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act), subject to compliance with Section 6.14, nothing in this Agreement will prohibit the Company Board or the Company Special Committee from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Company Board or the Company Special Committee to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (C) making any disclosure to the Company Stockholders (including factually accurate disclosure regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee, after consultation with its outside legal counsel, has determined in good faith is required by applicable Law (it being understood that any such action or disclosure that constitutes a Company Recommendation Change shall be made only in compliance with the applicable provisions of this Section 5.4).

(g) Breach of No-Solicitation Obligations by Representatives of the Company. The Company agrees that it (i) will not authorize, direct or permit any director, officer employee or other Representative of the Company or any of its Subsidiaries to breach this Section 5.4 and (ii) upon becoming aware of any breach or threatened breach of this Section 5.4 by any director, officer, employee or other Representative of the Company or any of its Subsidiaries, shall use its reasonable best efforts to stop such breach or threatened breach. The Company agrees that any breach of this Section 5.4 by any director, officer or other Representative (other than a consultant or an employee of the Company or any of its Subsidiaries who is not an officer of the Company) will be deemed to be a breach of this Section 5.4 by the Company.

5.5 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Efforts; Required Action and Forbearance.

(a) Reasonable Best Efforts. Subject to Section 6.2, upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, the Merger, including by using reasonable best efforts to:

(i) cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) seek to obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; and

(iii) (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications, in each case pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to seek to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger.

(b) No Failure to Take Necessary Action. Subject to the terms and conditions of this Agreement, Parent or Merger Sub, on the one hand, and the Company and its Subsidiaries, on the other hand, shall not, from the date of this Agreement to the Effective Time, take any action (or fail to take any action) that would reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Merger. For the avoidance of doubt, (x) no action by either Party taken (or failed to be taken) in compliance with this Agreement will be considered a violation of this Section 6.1, (y) nothing in this Section 6.1(b) shall limit the rights of the Parties under any other provision of this Agreement (including Article VIII) and (z) this Section 6.1(b) shall not require any Party to take any action with respect to any Antitrust Filing that is not expressly required by Section 6.2.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company, Parent, Merger Sub nor any of their respective Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

6.2 Antitrust Filings.

(a) Filings Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand, will use (and will cause its respective Affiliates, if applicable, to use) their respective reasonable best efforts to (i) file a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act with the FTC and the Antitrust Division of the DOJ within 10 Business Days following the date of this Agreement (unless Parent and the Company agree to file such form at a later date); and (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Laws in connection with the Merger. Each of Parent and the Company will (and will cause each of its respective Representatives, as applicable, to) (A) cooperate and coordinate with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction; and (D) use its respective reasonable best efforts to, as soon as reasonably practicable, (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Merger; provided, however, this clause (D) shall not be construed as binding Affiliates of Parent or Merger Sub. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made, if applicable), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b) Divestitures; Litigation. Notwithstanding anything to the contrary in this Agreement, to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act, each of Parent and Merger Sub shall offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of the Company and its Subsidiaries and (ii) any other restrictions on the activities of the Company and its Subsidiaries; provided, however, that neither Parent nor Merger Sub shall have an obligation to offer, negotiate, commit to or effect any actions contemplated by clause (i) or (ii) of this Section 6.2(b), if such action would have a material adverse effect on the business of the Company and its Subsidiaries, taken as a whole; provided, further, that Parent or Merger Sub shall not be obligated to obtain “prior approval” or other affirmative approval from a Governmental Authority to carry out any future transaction, and shall not be required to agree to make any notification or provide prior notice to any Governmental Authority regarding any proposed transaction.

(c) Cooperation. In furtherance and not in limitation of Section 6.2(a) and Section 6.2(b), the Company will (and will cause its Subsidiaries to), and Parent and Merger Sub will (and will cause their respective ultimate parent entity to, if applicable), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Law; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Party without approval of the Party providing the non-public information. Each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis. Notwithstanding anything to the contrary herein, Parent shall determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary waiting period expirations or terminations, actions or nonactions, or consents from Governmental Authorities in connection with the Merger and the other transactions contemplated by this Agreement and the Company shall take all reasonable actions to support Parent in connection therewith.

6.3 Proxy Statement; Schedule 13e-3 and Other Required SEC Filings.

(a) Preparation. Promptly (but in no event later than 20 Business Days) after the execution of this Agreement, the Company will prepare (with Parent’s reasonable cooperation) and file with the SEC a preliminary proxy statement to be sent to the Company Stockholders in connection with the Company Stockholder Meeting (the proxy statement, including any amendments or supplements, the “Proxy Statement”). The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the transactions contemplated by this Agreement. The Company will not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. The Company (i) provide Parent with a reasonable opportunity to review and comment on the Schedule 13e-3 prior to filing the Schedule 13e-3 with the SEC and (ii) will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Subject to Section 5.4 and unless there has been a Company Recommendation Change, the Company will (i) include the Company Recommendation in the Proxy Statement; and (ii) use reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval and take all action necessary or advisable to secure the vote of the holders of shares of Company Common Stock required by applicable Law to effect the Merger. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement and the Schedule 13e-3 to be mailed to the Company Stockholders as promptly as reasonably practicable, and in no event more than three Business Days, following confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to have occurred if the SEC has not affirmatively notified the Company by 11:59 p.m., New York City time, on the tenth calendar day following such filing with the SEC that the SEC will or will not be reviewing the Proxy Statement.

(b) Mutual Assistance. Each of the Company, Parent and Merger Sub will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the Schedule 13e-3 and the resolution of any comments to either received from the SEC.

(c) SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement, the Schedule 13e-3 any Other Required Company Filing or any Other Required Parent Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement and the Schedule 13e-3 as promptly as practicable after the receipt thereof.

(d) No Amendments to Proxy Statement. Except in connection with a Company Recommendation Change, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(e) Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement and the Schedule 13e-3 with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement, the Schedule 13e-3 and any Other Required Company Filing to comply in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Except in connection with a Company Recommendation Change, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel.

(f) Other Required Parent Filings. If Parent or Merger Sub determines that it is required to file any document with the SEC other than the Schedule 13e-3 as a result of the Merger or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will use their respective reasonable best efforts to promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause any Other Required Parent Filing to comply in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent nor Merger Sub may file any Other Required Parent Filing with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give good faith consideration to all reasonable additions, deletions or changes suggested by the Company or its counsel.

(g) Accuracy; Supplied Information.

(i) By the Company. On the date of filing with the SEC, the date of mailing to the Company Stockholders (if applicable) of the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing, and at the time of the Company Stockholder Meeting, neither the Proxy Statement, the Schedule 13e-3 nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13e-3 or any Other Required Parent Filings will not, at the time that such Proxy Statement or Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) By Parent. On the date of filing with the SEC, neither the Schedule 13e-3 nor any Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in the Schedule 13e-3 or any Other Required Parent Filing. The information supplied by Parent,

Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing will not, at the time that the Proxy Statement, the Schedule 13e-3 or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. The Company will take all action necessary in accordance with applicable Law, the Charter and the Bylaws to establish a record date for (including conducting, as promptly as practicable after the date hereof and in consultation with Parent, one or more “broker searches” in accordance with Rule 14a-13 of the Exchange Act to enable such record date to be so set), duly call, give notice of, convene and hold a meeting of the Company Stockholders (including any adjournment, postponement or other delay thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement and the Schedule 13e-3 to the Company Stockholders for the purpose of, among other things, (i) seeking the Requisite Stockholder Approval; and (ii) in accordance with Regulation 14A under the Exchange Act, seeking advisory approval of a proposal in connection with a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the consummation of the Merger. Unless the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has made a Company Recommendation Change, the Company will (A) submit this Agreement for adoption by a vote of the Company Stockholders at the Company Stockholder Meeting; and (B) use reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval and the vote of the holders of shares of Company Common Stock required by applicable Law to effect the Merger.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholder Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, order or a request from the SEC; (iii) to ensure that any supplement or amendment to the Proxy Statement or Schedule 13e-3 required by applicable Law is provided to the holders of shares of Company Common Stock with a reasonable amount of time in advance of the Company Stockholder Meeting; (iv) Parent has so consented in writing; or (v) to allow additional time for the solicitation of votes in order to obtain the Requisite Stockholder Approval (provided that the Stockholder Meeting shall not be postponed or adjourned by more than 10 Business Days pursuant to this clause (v)). If requested by Parent in order to allow additional time for the solicitation of votes in order to obtain the Requisite Stockholder Approval, the Company shall postpone or adjourn the meeting for up to 10 Business Days. Without the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), the Company Stockholder Meeting will not be postponed or adjourned by more than 10 Business Days for each event giving rise to such a postponement or adjournment. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable Law.

6.5 Financing.

(a) No Amendments to Commitment Letters or Fee Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub (without the prior written consent of the Company) will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, any Commitment Letter or Fee Letter if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing or the Debt Financing, as applicable; (ii) impose new or additional conditions to the receipt of the Equity Financing or the Debt Financing, as applicable, on or prior to Closing; (iii) otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing or the Debt Financing, as applicable, or any other terms to the Equity Financing or the Debt Financing, as applicable, in a manner that, in each case with respect to this clause (iii), would reasonably be expected to (A) materially delay or prevent the occurrence of the Closing or (B) make the timely funding of the Equity Financing or the Debt Financing, or the satisfaction of the conditions to obtaining the Equity Financing or the Debt Financing, less likely to occur in any material respect; or (iv) adversely impact in any material respect the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to any Commitment Letter in accordance with the terms and conditions of such Commitment Letter. Parent shall promptly notify the Company upon becoming aware of any fact, event or circumstance that could be reasonably likely to make the funding of the Equity Financing or the Debt Financing, on the conditions set forth in the Equity Commitment Letters or the Debt Commitment Letter, as applicable, less likely to occur. It is understood and agreed that Parent may, without the consent of the Company amend the Debt Commitment Letter and the Debt Fee Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter and Debt Fee Letter as of the date of this Agreement, provided that the commitments of the initial lenders under the Debt Commitment Letter shall not be reduced without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its reasonable best efforts to take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper and advisable to obtain the Financing on the terms and conditions described in the Commitment Letters (including after giving effect to any “flex” terms contained therein or in any Fee Letter), including (A) using its reasonable best efforts to maintain in effect the Commitment Letters in accordance with their respective terms and subject to the conditions thereof; (B) complying with its obligations under each Commitment Letter and Fee Letter; (C) satisfying on a timely basis the conditions to funding the Financing in each Commitment Letter and Fee Letter, if any, that are within its control; (D) using its reasonable best efforts to consummate the Financing at or prior to the Closing; (E) complying with its obligations pursuant to each Commitment Letter and Fee Letter; (F) negotiating, executing and delivering definitive agreements with respect to the Financing that reflect the terms and conditions contained in the Commitment Letters (including, without limitation after giving full effect to any “flex” provisions contained therein or in the Fee Letters); and (G) enforcing its rights pursuant to each Commitment Letter.

(c) Information from Parent. Parent will keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub must give the Company prompt notice (A) of any breach (or breach that has been threatened in writing) or default (or any event or circumstance that, with or without notice or lapse of time, or both, could reasonably be expected to give rise to any breach or default) by Parent or Merger Sub or, to Parent or Merger Sub’s knowledge, any other party to any of the Commitment Letters or Fee Letters; (B) of the receipt by Parent or Merger Sub of any written notice or communication from any party to any of the Commitment Letters with respect to any (1) breach (or threatened breach), default, termination or repudiation by any party to a Commitment Letter, Fee Letter, or any definitive agreements related to the Financing or any provisions of such Commitment Letter, Fee Letter, or such definitive agreements or (2) dispute or disagreement between or among any parties to any Commitment Letter or Fee Letter with respect to this Agreement, any Commitment Letter, Fee Letter, the Merger or the other transactions contemplated by this Agreement, or the Financing, other than in disputes regarding the negotiation of the definitive documentation in respect thereof, but not with respect to the enforceability of any of the foregoing; and (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letters or any definitive agreements related to the Financing. Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event within two (2) Business Days) after the date that the Company delivers a written request therefor to Parent. Parent shall provide the Company with complete, correct and executed copies of any material amendment, modification or replacement (it being understood that any amendments, modifications or replacements shall only be as permitted herein) of any Commitment Letter (or any of the Fee Letters, subject to customary redactions as provided above) promptly following their execution.

(d) Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require Parent or Merger Sub to (i) bring any enforcement action against any source of Equity Financing or to enforce its rights pursuant to any Equity Commitment Letter, or (ii) seek the Equity Financing or Debt Financing (other than as provided in Section 6.6(b) and Section 6.6(e) below) from any source other than a counterparty to, or in any amount in excess of that contemplated by the applicable Commitment Letter.

6.6 Debt Financing Cooperation.

(a) Cooperation by the Company with the Debt Financing. Prior to the Effective Time, upon request by Parent, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries and their respective Representatives to use their reasonable best efforts, to provide all cooperation as may be customary and reasonably requested by Parent in connection with the Debt Financing, including, without limitation, to:

(i) participate (and cause senior management and Representatives of the Company to participate) in a reasonable and limited number of meetings, presentations, and due diligence sessions with the Debt Financing Sources in respect of the Debt Financing;

(ii) solely with respect to financial information and data derived from the Company’s historical books and records and maintained in the ordinary course of business, assist Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by the Debt Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(iii) assist Parent in connection with the preparation and registration of (but not execute) any credit agreements, guarantees, pledge and security documents, and certificates and other definitive financing documents (including all information relating to the Company and its Subsidiaries and their respective businesses that is required to be included in any disclosure schedules thereto), in each case, as may be reasonably requested by Parent or the Debt Financing Sources, and otherwise necessary to facilitate the preparation, negotiation, execution and delivery of such financing documents and the pledging of collateral and the granting of security interests and perfection thereof in respect of the Debt Financing, it being understood that such documents will not be recorded or take effect until the Effective Time;

(iv) upon request, furnish Parent, Merger Sub and the Debt Financing Sources, as promptly as practicable, with (A) audited financial statements of the Company and its Subsidiaries on a consolidated basis for the most recently completed fiscal year ended at least 90 days before the Closing Date; and (B) unaudited consolidated balance sheets and related unaudited statements of income and cash flows related to the Company and its Subsidiaries on a consolidated basis for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least 45 days before the Closing Date;

(v) deliver notices of prepayment within the time periods required by the Credit Agreement, and give any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all obligations (other than contingent obligations for which no claim has been asserted) under the Credit Agreement;

(vi) obtain and deliver to Parent, at least two (2) Business Days prior to the Closing Date, (i) a customary payoff letter (which letter shall, for the avoidance of doubt, specify the aggregate non-contingent amount of Indebtedness owed by the Company and its Subsidiaries under the Credit Agreement as of the proposed payoff date together with any prepayment premiums, breakage costs, and other expenses and fees incurred in connection with the repayment thereof), and indicating that upon repayment of all such outstanding obligations (other than contingent and expense reimbursement obligations not yet due) arising under or relating to such Credit Agreement shall be repaid and extinguished in full, and that upon receipt of such amount, all security interests thereunder will be automatically terminated and all liens automatically released, along with (ii) customary lien releases relating to such liens; and

(vii) furnish Parent and the Debt Financing Sources no later than 3 Business Days prior to the Closing Date, with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent at least nine (9) Business Days prior to the Closing Date, in accordance with the requirements of the Debt Financing Sources, and that is required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the requirements of 31 C.F.R. §1010.230.

(b) Alternative Financing. In the event that all or any portion of the Debt Financing becomes unavailable on the terms and subject to the conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter and the Fee Letters (other than as a result of a breach of any representation, warranty, covenant or other provision of this Agreement by the Company), to fund the Required Amount, Parent shall, to the extent permitted by the Debt Commitment Letter, use its reasonable best efforts to replace the unavailable portion of Debt Financing with alternative financing arrangements; provided that such alternative financing arrangements (i) provide Parent with sufficient funds, when added to the proceeds of the Equity Financing and other sources of readily available liquidity of Parent, Merger Sub, the Company and the Company’s Subsidiaries on the Closing Date, to fund the Required Amount, (ii) are not materially less favorable, in the aggregate, to Parent (as determined by Parent in good faith) than those set forth in the Debt Commitment Letter and Fee Letters (the “Alternate Debt Financing”), and (iii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which New Debt Commitment Letters will replace the existing Debt Commitment Letter in whole or in part. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letters (and any fee letters in connection therewith, subject to customary redaction as described above).

(c) References to Financing. To the extent Parent obtains Alternate Debt Financing pursuant to Section 6.6(b), or amends, restates, amends and restates, replaces, substitutes, supplements, waives or otherwise modifies any of the Financing, as applicable, pursuant to Section 6.5(a), references to the “Financing”, the “Debt Financing”, the “Equity Financing”, the “Debt Commitment Letter”, the “Equity Commitment Letters”, the “Commitment Letters”, the “Commitment Letter”, the “Fee Letters” and the “Fee Letter” (and other like terms in this agreement) shall be deemed to refer to such alternative financing, or the Financing as so amended, restated, amended and restated, replaced, substituted, supplemented, waived or otherwise modified.

(d) Limitation on Obligations of the Company. Nothing in this Section 6.5(d) or any other provision of this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or any other Contract, provide any additional security or guaranties or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; (iv) prepare or provide any Excluded

Information; or (v) take any action that, in the good faith determination of the Company, would (a) interfere with the conduct of the business of the Company and its Subsidiaries; (b) create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries; (c) cause any representation or warranty or covenant contained in this Agreement to be breached; or (d) cause the Company or any of its Subsidiaries to violate or waive any attorney-client or other applicable privilege or breach any Contract, applicable Law or certificate of incorporation, bylaws or similar organizational document. In addition, (A) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time; (B) neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (C) any bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.5(d) will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.5(d) that could reasonably be expected to result in personal liability to such Representative; (2) the Company Board to approve any financing or Contracts related thereto; (3) the Company and its Subsidiaries to take any action that would conflict with or violate its organizational documents or any applicable Laws, or result in a violation of, breach of, or default under, any agreement to which the Company or any of it is Subsidiaries is a party; and (4) the Company and its Subsidiaries to provide any information (a) the disclosure of which is prohibited or restricted under applicable Law or any agreement, contract or understanding binding on the Company or its Subsidiaries; or (b) where access to such information would (i) give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such information; or (ii) violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate its rights pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound.

(e) Use of Logos. The Company consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; (ii) solely in connection with a description of the Company, its business and products or the Merger; and (iii) in a manner consistent with the other terms and conditions that the Company reasonably imposes.

(f) Confidentiality. All non-public or other confidential information provided by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Debt Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(g) Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.6.

(h) Indemnification. The Company, its Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging or obtaining the Debt Financing (including any cooperation pursuant to Section 6.6(a) pursuant to this Agreement or the provision of information utilized in connection therewith), provided that Parent shall not be liable to the extent such liabilities have resulted from the bad faith, gross negligence or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives, or by information provided by the Company that is false or misleading in any material respect. Parent’s obligations pursuant to Section 6.6(g) and this Section 6.6(h) are referred to collectively as the “Reimbursement Obligations.”

(i) No Exclusive Arrangements. In no event will Parent or Merger Sub (and Parent and Merger Sub will each cause their respective Representatives (which for this purpose will be deemed to include the Debt Financing Sources, Guarantors and each direct investor in Parent or Merger Sub (pursuant to each Equity Commitment Letter or otherwise) or any other potential financing sources of Parent, Merger Sub and such investors not to)) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing debt financing to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

(j) No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. If any Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger. In furtherance of the foregoing, the Company will have the option, but not the obligation, of having an appropriate senior officer of the Company provide any solvency certificate required or requested to be provided by any of the Financing Sources in connection with the Closing or otherwise.

6.7 Anti-Takeover Laws. Neither Parent nor the Company will take any action that would cause any restrictions on business combinations set forth in the Charter or any “takeover” Law to become applicable to this Agreement, the Support Agreements, the transactions contemplated hereby or thereby or the Merger. Each of Parent, the Company and the Company Board will (a) take all actions within their power to ensure that any restrictions on business combinations set forth in the Charter or any “anti-takeover” Law are not or do not become applicable to this Agreement, the Support Agreements, the transactions contemplated hereby or thereby, or the Merger; and (b) if any restriction on business combinations set forth in the Charter or applicable “anti-takeover” Law is or becomes applicable to this Agreement, the Support Agreements, the transactions contemplated hereby or thereby, or the Merger, take all action within their power to ensure that this Agreement, the Support Agreements, the transactions contemplated hereby or thereby, and the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such restriction or Law on this Agreement, the Support Agreements, the transactions contemplated hereby or thereby, and the Merger.

6.8 Information Access During the Pre-Closing Period. During the Pre-Closing Period, the Company will, and will cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records, and personnel of the Company and its Subsidiaries as requested in connection with the consummation of the transactions contemplated by this Agreement or planning with respect to post-closing integration, operations or value creation and promptly provide Parent and its Representatives with all reasonably requested information regarding the business of the Company and such additional information regarding the Company as Parent may reasonably request, in each case, that are requested in connection with the consummation of the transactions contemplated by this Agreement or planning with respect to post-closing integration, operations or value creation. Notwithstanding the prior sentence, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound would violate, or cause a default pursuant to, or give a third Person the right to terminate or accelerate rights pursuant to, such Contract; (d) such access would result in the disclosure of any Trade Secrets of any third Person; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, provided, however, that in such instances, the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, reasonably cooperate with Parent to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (a) through (e). Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, health and safety measures, and insurance requirements, and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase II environmental assessments without the prior written consent of the Company. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth in this Section 6.8 by electronic means if physical access is not reasonably feasible or would not be permitted under applicable public health or similar Laws or measures.

6.9 Section 16(b) Exemption. Prior to the Effective Time, the Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b 3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to Section 6.10(b), whichever is longer, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with the Company or any of its Subsidiaries in effect as of the Effective Time, each Indemnified Person (in their capacity as such) from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect to the Merger (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent) (any such Legal Proceeding, an “Indemnified Party Proceeding”). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In connection with an Indemnified Party Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; (B) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Indemnified Party Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Indemnified Party Proceeding; and (C) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation or any of their respective Affiliates will settle, compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Indemnified Party Proceeding. No Indemnified Person shall compromise, settle or consent to an arrangement regarding, or agree to compromise, settle or consent to an arrangement regarding, any Indemnified Party Proceeding for which indemnification is or will be sought under this Section 6.10(b) unless Parent has consented thereto in writing and Parent and the Surviving Corporation shall not have any liability for any such compromise, settlement or arrangement effected without Parent’s prior written consent. Notwithstanding the foregoing, the provisions of this Section 6.10(b) shall not modify, amend, remove or otherwise alter any indemnification obligations of the Company set forth in the Charter, Bylaws or any indemnification agreements.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay aggregate premiums in excess of 300 percent of the amount paid by the Company for coverage for its last full fiscal year (such 300 percent amount, the “Maximum Premium”). If the aggregate premiums of such insurance coverage exceed the Maximum Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this Section 6.10(c), the Company may (and, at Parent’s request, shall) purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for the Tail Policy does not exceed the Maximum Premium, it being understood that if the aggregate cost would exceed that limit, the Company may (and, at Parent’s request, shall) purchase as much coverage as reasonably practicable up to such limit. If the Company does not purchase a Tail Policy prior to the Closing, Parent shall have the right, in lieu of maintaining the D&O Insurance pursuant to this Section 6.10(c), to purchase a Tail Policy. If the Company purchases the Tail Policy prior to the Effective Time, then the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

(d) Successors and Assigns. Proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10 if Parent, the Surviving Corporation or any of their respective successors or assigns either (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person.

(e) No Impairment; Third-Party Beneficiary Rights. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to the D&O Insurance or the Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy are intended to be third-party beneficiaries of this Section 6.10, with full rights of enforcement. The rights of the Indemnified Persons (and other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law.

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Company Benefit Plans set forth on Section 3.19(a) of the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any such Company Benefit Plans in accordance with their terms or if otherwise required pursuant to applicable Law.

(b) Employment; Benefits. The Surviving Corporation or one of its Subsidiaries will (and Parent will cause the Surviving Corporation or one of its Subsidiaries to) continue the employment of all Continuing Employees immediately following the Effective Time by taking such actions, if any, as are required by applicable Law. After the Effective Time and until December 31, 2023, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) (i) provide the Continuing Employees with employee benefits (other than the opportunity to participate in employee stock purchase plans, equity or equity-based benefits, retention, change in control, nonqualified deferred compensation, incentive, bonus or transaction benefits, defined benefit pension, nonqualified deferred compensation or post-employment welfare benefit plans or arrangements (collectively, the “Excluded Arrangements”)) of the Surviving Corporation or any of its Subsidiaries on terms and conditions that are substantially comparable in the aggregate to those in effect at the Company or its Subsidiaries on the date of this Agreement under the Company Benefit Plans set forth under Section 3.19(a) of the Company Disclosure Letter; and (ii) provide annual base salary, base wages and short-term target cash incentive opportunities to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the base salary, base wages and short-term target cash incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time. In each case, base salary, base wages and short-term target cash incentive compensation opportunities (other than the Excluded Arrangements) will not be decreased following the Effective Time until December 31, 2023, for any Continuing Employee employed during that period. After the Effective Time and until December 31, 2023, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to Continuing Employees who are terminated without cause severance benefits that are no less favorable than those provided by the Company and its Subsidiaries as of the date of this Agreement under the Company Benefit Plans set forth under Section 3.19(a) of the Company Disclosure Letter.

(c) New Plans. At or after the Effective Time, Parent will, or will cause the Surviving Corporation or any other Subsidiary of Parent to, cause to be granted to the Continuing Employees credit for all service with the Company and its Subsidiaries prior to the Effective Time and with Parent, the Surviving Corporation, and any of their Subsidiaries on or after the Effective Time, for purposes of eligibility to participate, vesting (other than vesting of future equity awards), for purposes of future vacation accrual under the Company’s current plan and for purposes of determining severance pay entitlement, to the same extent that such service was recognized for similar purposes under the Company Benefit Plans, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits, and shall not include the Excluded Arrangements. In addition, and without limiting the generality of the foregoing, Parent and the Surviving Corporation will use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by Parent and its Subsidiaries (other than the Company Benefit Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any New Plan replaces coverage pursuant to a comparable Company Benefit Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents (to the same extent such conditions, limitations or requirements were met or otherwise not applicable to such Continuing Employee under the Old Plans as of the Effective Time), and any eligible expenses incurred by such Continuing Employee and his or her covered dependents under an Old Plan providing group health benefits during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance, offset and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee if participation under a New Plan flexible spending account plan occurs mid-year. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time.

(d) No Third Person Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 6.11 nor any provisions of this Agreement relating to Company Benefit Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to maintain or continue any Company Benefit Plan or prevent the amendment, modification, suspension or termination thereof or under any other compensation or benefit plan or arrangement after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) be treated as establishment of or an amendment of, or undertaking to amend, any Company Benefit Plan or other compensation or benefit plan or arrangement.

(e) Employee Communications and Consultations. From and after the date hereof until the Closing, the Company shall give Parent the opportunity to review and comment on any broad-based communications to be distributed to or shared with Service Providers relating to the transactions contemplated by this Agreement or terms of employment (and shall consider and incorporate in good faith any comments so provided by Parent).

6.12 Obligations. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. The Company will take all action necessary to cause its Subsidiaries to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement.

6.13 Notification of Certain Matters.

(a) Notification by the Company. During the Pre-Closing Period, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company that is set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement.

(b) Notification by Parent. During the Pre-Closing Period, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub that is set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement.

(c) Impact of Non-Compliance. Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or Parent under this Section 6.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VII have been satisfied.

6.14 Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent and will be issued promptly following the execution and delivery of this Agreement. Thereafter, unless the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has made a Company Recommendation Change, the Company and its Representatives, on the one hand, and Parent and Merger Sub and their respective Representatives, on the other hand, will consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in each case to the extent relating to this Agreement or the Merger and neither party shall issue any press release or make any public announcement or statement without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, that to the extent such release or announcement is required by applicable Law or any listing agreement with or rule of any national securities exchange or association upon which the securities of the Company are listed, the party required to make the release, announcement or statement shall use reasonable best efforts to consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release, announcement or statement in advance of such issuance. Notwithstanding the foregoing, neither Parent nor the Company will be obligated to engage in such consultation with respect to communications that are (i) principally directed to its employees, suppliers, customers, partners or vendors so long as such communications are consistent with prior communications previously agreed to by Parent and the Company and do not add additional material information not included in such previous communication (in which case such communications may be made consistent with such plan); (ii) related to a Superior Proposal or Company Recommendation Change or, in each case, any action taken pursuant thereto; (iii) with respect to any dispute or Legal Proceeding solely among the Parties or their respective Affiliates, or with parties to the Equity Commitment Letters or the Debt Financing Sources, related to this Agreement, the Transaction Documents, the Equity Financing or the Debt Financing; or (iv) substantively consistent with previous public disclosures made by the Parties in compliance with this Section 6.14 and which do not add additional material information not included in such previous disclosure. Parent will not be obligated to engage in such consultation with respect to communications that are principally directed to its existing or prospective general or limited partners, equity holders, members and investors of Parent or its Affiliates, so long as such communications are consistent with prior communications previously agreed to by Parent and the Company and do not add additional material information not included in such previous communication.

6.15 Transaction Litigation.

(a) Notice. During the Pre-Closing Period, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence will only be delivered to counsel to Parent and may be delivered by email.

(b) Cooperation. The Company (i) will (A) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; (B) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (C) consider in good faith Parent’s advice with respect to any Transaction Litigation; and (ii) may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15(b), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company, and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith, but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Company Class A Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Class A Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18 Payoff of Credit Agreement. At or prior to the Effective Time, Parent will provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding under the terms of the Credit Agreement. Promptly following the Effective Time, the Company will repay and discharge such indebtedness (other than any contingent obligations for which no claim has been asserted) in a manner reasonably acceptable to the parties to the Credit Agreement and Parent.

6.19 Parent Vote at Merger Sub. Promptly following the execution and delivery of this Agreement (but in any event within 24 hours of the date of this Agreement), Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with the DGCL (such adoption and approval, the “Merger Sub Stockholder Approval”).

6.20 Conduct of Business by Parent and Merger Sub. During the Pre-Closing Period, unless the Company otherwise consents, Parent and Merger Sub will not acquire or agree to acquire by merging or consolidating with, by purchasing a portion of the assets of or equity in, or by acquiring in any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of, such transaction would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger, including by (i) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (ii) materially increasing the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger; or (iii) materially increasing the risk of not being able to remove any such order on appeal or otherwise. Other than filings made in connection with the transaction contemplated by this Agreement, Parent shall procure that none of Parent’s Affiliates (other than “portfolio companies” of Parent or such Affiliates as such term is customarily defined in the private equity industry) shall make any filing pursuant to the HSR Act that would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period or (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

6.21 Prohibition on Certain Discussions. Except as approved by the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee, before the receipt of the Requisite Stockholder Approval, Parent will not, and will cause its Affiliates (including any Guarantor and any of Guarantors’ Affiliates) not to, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding), and solely with respect to (b) and (c), not to engage in any discussions (whether verbal or written) about, with any director, officer, employee or equityholder of the Company (other than KKR, Elephant and the Founder) (a) regarding any continuing employment or consulting relationship with the Parent, the Surviving Corporation or any of their respective Affiliates following the Effective Time; (b) pursuant to which any such Person would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (c) pursuant to which such Person or any of its Affiliates would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company in connection with the Merger.

6.22 Promissory Note. Immediately prior to the Effective Time, to the extent requested by Parent, Parent shall issue a promissory note to the Company, the amount and terms of which shall be reasonably determined by Parent (the “Promissory Note”).

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law and except with respect to Section 7.1(a), which will not be waivable) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Requisite Stockholder Approval will have been obtained at the Company Stockholder Meeting.

(b) Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained.

(c) No Prohibitive Injunctions or Laws. No (i) temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other Order, legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, (ii) action will have been taken by any Governmental Authority of competent jurisdiction, and (iii) Law will have been enacted, entered, enforced or deemed applicable to the Merger, that, in the case of each of the foregoing clauses (i), (ii) or (iii), prevents, materially restrains or materially impairs the consummation of the Merger (any such Order, injunction, restraint, prohibition, action or Law, a “Restraint”). It is agreed that the receipt by any Party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 7.1(c) to be satisfied.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) In General. Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.

(ii) Specified Representations and Warranties. The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(c), Section 3.4, Section 3.7(c), Section 3.8(c), Section 3.12(a) and Section 3.26 that (A) are not qualified by a Company Material Adverse Effect qualification will be true and correct in all material respects as of the Closing Date, as if made at and as of the Closing Date (without giving effect to any materiality qualification set forth therein) (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date) and (B) that are qualified by a Company Material Adverse Effect qualification will be true and correct in all respects (without disregarding such Company Material Adverse Effect qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii) Capitalization. The representations and warranties set forth in Section 3.7(a) and Section 3.7(b) will be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, except for inaccuracies which would not result in an increase to the amount payable by Parent to consummate the Merger of more than $12,500,000 (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date, except for inaccuracies which would not result in an increase to the amount payable by Parent to consummate the Merger of more than $12,500,000, as of such earlier date).

(b) Performance of Covenants. The Company will have performed and complied in all material respects with all covenants in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing.

(e) FIRPTA Certificate. Parent and Merger Sub will have received a notice to the IRS satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2), dated as of the Effective Time and properly executed by the Company, and a properly executed certificate, dated as of the Effective Time, satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3).

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all obligations in this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of a condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s breach or other failure to comply with or perform its obligations under this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Stockholder Approval (except as provided in this Agreement), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company if any Restraint has become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has materially breached its obligations in this Agreement and such breach has been the primary cause of or primarily resulted in the final nonappealable Restraint;

(c) by either Parent or the Company if the Effective Time has not occurred by 11:59 p.m. on August 11, 2023, (the “Termination Date”), it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in the failure of the Effective Time to have occurred prior to the Termination Date;

(d) by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting at which a vote is taken on the adoption of this Agreement and approval of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting;

(e) by Parent if the Company has breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 7.1 or Section 7.2, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the earlier of (A) 30 days after delivery by Parent to the Company of written notice of such breach or failure to perform, or (B) the Termination Date, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to termination; and (ii) Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if Parent is then in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the Company would be entitled to terminate pursuant to Section 8.1(g) (disregarding for this purpose whether any applicable cure period required by Section 8.1(g) has been completed);

(f) by Parent if, prior to the Company obtaining the Requisite Stockholder Approval, the Company Board, acting upon the recommendation of the Company Special Committee, or the Company Special Committee has effected a Company Recommendation Change;

(g) by the Company if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the earlier of (A) 30 days after delivery by the Company to Parent of written notice of such breach or failure to perform, or (B) the Termination Date, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to termination; and (ii) the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement such that Parent would be entitled to terminate pursuant to Section 8.1(e) (disregarding for this purpose whether any applicable cure period required by Section 8.1(e) has been completed);

(h) by the Company (at any time prior to receiving the Requisite Stockholder Approval) if (i) the Company has received a Superior Proposal; (ii) the Company Board, acting upon the recommendation of the Company Special Committee, has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.4 with respect to such Superior Proposal; and (iv) the Company pays, or causes to be paid, to Parent or its designee the Company Termination Fee pursuant to and in accordance with Section 8.3(b)(iii); or

(i) by the Company, upon notice to Parent, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied if the Closing were on such date), or, to the extent permitted by applicable Law or this Agreement, waived; (ii) the Company has (irrevocably for a period of five (5) Business Days) notified Parent in writing that the Company stands ready, willing and able to consummate, and will consummate, the Closing; (iii) the Company gives Parent written notice at least five Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) and (iv) Parent and Merger Sub fail to consummate the Merger within such five (5) Business Days after the delivery by the Company of such notice (or, if earlier, the Termination Date).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties, as applicable. Following the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other Representative of such Party) to the other Parties, as applicable, except, and subject in all respects to this Section 8.2, that Section 6.6(i), Section 6.6(j), Section 6.14, Section 8.3, Article IX and this Section 8.2 will each survive the termination of this Agreement, in each case in accordance with their respective terms. Notwithstanding the previous sentence, but subject to Section 8.3(f), nothing in this Agreement will relieve any Party from any liability for any fraud or Willful Breach of this Agreement prior to the termination of this Agreement (provided that under no circumstances will the amount payable by Parent and Merger Sub under this Agreement (other than in the event the Merger is consummated) (including any payment of the Parent Termination Fee and any monetary damages for fraud or Willful Breach or for any other reason) exceed, in the aggregate, the amount of the Parent Termination Fee plus the Reimbursement Obligations plus any Enforcement Expenses). No termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Guarantees or the Equity Commitment Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(d), Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b) Company Payments.

(i) Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(e), a “bona fide” Acquisition Proposal has been publicly announced or publicly disclosed; and (C) within one year of the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company will, concurrently with the earlier of the consummation of such Acquisition Transaction or the entry into a definitive agreement with respect to such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Company Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time). For purposes of this Section 8.3(b)(i) (other than with respect to clause (B) all references to “15 percent” and “85 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent”, and with respect to clause (B) all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “40 percent” and all references to “85 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “60 percent”).

(ii) Company Recommendation Change. If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must, within two Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(iii) Superior Proposal. If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must, concurrently with such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time).

(iv) Requisite Stockholder Approval. If the Company or Parent shall terminate this Agreement pursuant to Section 8.1(d), then the Company shall reimburse Parent for its reasonable and documented third party transaction expenses incurred in connection with the negotiation of the transactions contemplated hereby within two (2) Business Days after the later of such termination or Parent’s provision to the Company of documentation of all such expenses by wire transfer of immediately available funds to the account designated in Schedule 8.3(b) (which Schedule may be updated by Parent from time to time); provided, however, in no event shall any such reimbursement of transaction expenses payable under this Section 8.3(b)(iv) exceed $15,000,000).

(c) Parent Payment. If this Agreement is validly terminated pursuant to Section 8.1(g) or Section 8.1(i), then Parent must, within two Business Days following such termination, pay or cause to be paid to the Company or its designee an amount equal to the Parent Termination Fee by wire transfer of immediately available funds to the account designated in Schedule 8.3(c) (which Schedule may be updated by the Company from time to time).

(d) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, the Company Termination Fee or the Parent Termination Fee, as applicable, if, as and when required to be paid pursuant to this Section 8.3 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(e) Payments; Default. The Parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amounts due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, then the non-paying party will pay or cause to be paid to the other party the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of the other party in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal or other authoritative source on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, “Enforcement Expenses”) (provided, however, in no event shall any Enforcement Expenses payable under this Section 8.3(e) exceed $2,500,000).

(f) Sole and Exclusive Remedy.

(i) For the Company Related Parties. If this Agreement is validly terminated pursuant to Section 8.1, the Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), the Reimbursement Obligations, and any Enforcement Expenses to the extent owed pursuant to Section 8.3(e), in each case from Parent (or the Guarantors under the Guarantees), and the Company’s right to specific performance pursuant to Section 9.10(b) will be the sole and exclusive remedies of the Company Related Parties against the Parent Related Parties in respect of this Agreement, the Transaction Documents, the Merger and the transactions contemplated by this Agreement or the Transaction Documents or any other agreement executed in connection herewith, the termination of this Agreement, any matters forming the basis of such termination, the failure to consummate the Merger or any claims or actions under applicable Law arising therefrom (except as otherwise expressly contemplated by this Section 8.3(f)(i)). Upon payment of, in each case, to the extent required, the Parent Termination Fee, the Reimbursement Obligations and any Enforcement Expenses by Parent (or the Guarantors under the Guarantees), none of the Parent Related Parties will have any further liability or obligation to any of the Company Related Parties or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents or any other agreement executed in connection herewith, the termination of this Agreement, any matters forming the basis of such termination, the failure to consummate the Merger or any claims or actions under applicable Law arising therefrom, except that the Parties or their respective applicable Affiliates (or both) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement. Notwithstanding the foregoing, this Section 8.3(f)(i) will not relieve Parent or Merger Sub from any liability (1) for any fraud or Willful Breach of this Agreement, except that under no circumstances will the amount payable by Parent and Merger Sub under this Agreement (other than in the event the Merger is consummated) (including any payment of the Parent Termination Fee and any monetary damages including for fraud or Willful Breach) exceed, in the aggregate, the amount of the Parent Termination Fee plus the Reimbursement Obligations plus any Enforcement Expenses, or (2) for any breaches of the Confidentiality Agreement and in no event shall Parent be required to pay both damages under this Agreement and the Parent Termination Fee. In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award (other than (1) the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), the Reimbursement Obligations, and any Enforcement Expenses, in each case from Parent (or the Guarantors under the Guarantees), (2) any monetary recovery or award for a breach of the Confidentiality Agreement or (3) subject to the limitations in this Section 8.3(f)(i), monetary recovery or award for fraud or Willful Breach of this Agreement) against any Parent Related Parties, and in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages (other than (1) the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), the Reimbursement Obligations, and any Enforcement Expenses, in each case from Parent (or the Guarantors under the Guarantees), (2) any monetary recovery or award for a breach of the Confidentiality Agreement, or (3) subject to the limitations in this Section 8.3(f)(i), monetary recovery or award for fraud or Willful Breach of this Agreement) against any Parent Related Parties for, or with respect to, this Agreement, the Transaction Documents, the Merger, the transactions contemplated by this Agreement or the Transaction Documents or any other agreement executed in connection herewith, the termination of this Agreement, any matters forming the basis of such termination, the failure to consummate the Merger or any claims or actions under applicable Law arising therefrom. Nothing in this Section 8.3(f)(i) will preclude any liability of the Debt Financing Sources to Parent or Merger Sub under the definitive agreements relating to the Debt Financing or limit Parent or Merger Sub from seeking to recover any such damages or obtain equitable relief from or with respect to any Debt Financing Source pursuant to the definitive agreements relating to the Debt Financing.

(ii) For the Parent Related Parties. If this Agreement is validly terminated pursuant to Section 8.1 in a situation in which the Company Termination Fee is payable pursuant to Section 8.3(b) and paid, Parent’s receipt of the Company Termination Fee and any Enforcement Expenses to the extent owed pursuant to Section 8.3(f) will be the sole and exclusive remedies of the Parent Related Parties against the Company Related Parties in respect of this Agreement (except as otherwise expressly contemplated by this Section 8.3(f)(ii)), the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, any matters forming the basis of such termination, or the failure to consummate the Merger (except as otherwise expressly contemplated by this Section 8.3(f)(ii)). Following the valid termination of this Agreement pursuant to Section 8.1, including upon payment of the Company Termination Fee and any Enforcement Expenses in a situation in which the Company Termination Fee is payable and is paid, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, the Transaction Documents and the Confidentiality Agreement or the transactions contemplated by this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising therefrom. Notwithstanding the foregoing, this Section 8.3(f)(ii) will not relieve the Company from any liability for any fraud or Willful Breach of this Agreement or pursuant to Section 8.3(a), as applicable and in no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award (except pursuant to the Confidentiality Agreement or pursuant to Section 8.3(a), as applicable) against the Company Related Parties (excluding the Company). If this Agreement is validly terminated pursuant to Section 8.1in a situation in which the Company Termination Fee is not payable, the Company’s liability shall be limited to liability arising from any fraud or Willful Breach of this Agreement. For the avoidance of doubt, other than the obligations of the Company provided in this Agreement, no Company Related Party other than the Company will have any liability for monetary damages to any Parent Related Party or any other Person relating to or arising out of this Agreement or the Merger.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2 Notices.

(a) Addresses for Notice. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received using one or a combination of the following methods: (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) on the date sent by email (except that notice given by email will not be effective unless either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.2 or (B) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 9.2 (excluding “out of office” or other automated replies)). In each case, the intended recipient is set forth below:

if to Parent, Merger Sub or the Surviving Corporation to:

c/o Vista Equity Partners management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, California 94111

Attn:    Rod Aliabadi

  Nick Prickel

  Christina Lema

Email:  [* * *]

  [* * *]

  [* * *]

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn: Daniel E. Wolf, P.C.

         David M. Klein, P.C.

         Chelsea Darnell

Email:   [* * *]

  [* * *]

  [* * *]

if to the Company (prior to the Effective Time) to:

KnowBe4, Inc.

33 North Garden Avenue, Suite 12000

Clearwater, Florida 33755

Attn:   General Counsel

Email: [* * *]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1301 Avenue of the Americas, 40th Floor

New York, NY 10019-6022

Attn: Megan J. Baier

         Catherine V. Riley Tzipori

Email: [* * *]

           [* * *]

and

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attn:   Todd Cleary

Email: [* * *]

and

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attn:   Douglas K. Schnell

Email: [* * *]

if to the Company Special Committee (prior to the Effective Time) to:

Special Committee of the Bord of Directors of KnowBe4, Inc.

c/o KnowBe4, Inc

33 North Garden Avenue

Clearwater, FL 33755

Attn:   General Counsel

Email: [* * *]

with a copy (which will not constitute notice) to:

Potter Anderson & Corroon LLP

1313 North Market Street, 6th Floor

Wilmington, DE 19801

Attn:   Mark A. Morton

          Alyssa K. Ronan

Email: [* * *]

            [* * *]

(b) Additional Procedures Related to Notices. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 9.2 as of the date of rejection, refusal or inability to deliver. Any notice received by the addressee on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 9.2 through a notice given in accordance with this Section 9.2, except that notice of any such change will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) the Business Day after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board), except that if the Company has received the Requisite Stockholder Approval, then no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without receiving such approval. The Company and the Company Board may not take or authorize any such action without the prior approval of the Company Special Committee. Notwithstanding the foregoing, the provisions of this Section 9.3 along with the provisions of Section 8.3(f), Section 9.5, Section 9.8, Section 9.10(b), Section 9.12(b), Section 9.13 and Section 9.16(b) (or any other provision of this Agreement, the amendment, modification or alteration of which has the effect of modifying such provisions) in each case solely as it related to any Debt Financing Source may not be amended in a manner adversely affecting any such Debt Financing Source without the written consent of such adversely affected Debt Financing Source.

9.4 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement by a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right. The Company and the Company Board may not take any of the actions contemplated by this Section 9.4 without the prior approval of the Company Special Committee.

9.5 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any source of Equity Financing or any Debt Financing Source pursuant to the terms of the Equity Financing or Debt Financing, respectively, for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Equity Financing or the Debt Financing. It is understood and agreed that, in each case, such assignment shall not (i) affect the obligations of the parties to any debt commitment letter (or definitive agreements) related to the Debt Financing, to the Equity Commitment Letters or to the Guarantees; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock or Company Equity-Based Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations under this Agreement. The Company and the Company Board may not take any of the actions contemplated by this Section 9.5 without the prior approval of the Company Special Committee.

9.6 Confidentiality. Parent, Merger Sub and the Company acknowledge that Vista Equity Partners Management, LLC and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent or Merger Sub in connection with the Merger or pursuant to this Agreement (including any information obtained pursuant to Section 6.8) in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by.

9.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Confidentiality Agreement, the Support Agreements, the Company Disclosure Letter, the Guarantees and the Equity Commitment Letters, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the (i) Effective Time and (ii) date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated.

9.8 No Third-Party Rights. Except as set forth in Section 6.10 and this Section 9.8, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies under this Agreement, except (a) as set forth in or contemplated by Section 6.10 and this Section 9.8; and (b) from and after the Effective Time, the rights of the holders of shares of Company Common Stock and Company Equity-Based Awards to receive the merger consideration set forth in Article II. The provisions of Section 8.3(f), Section 9.3, Section 9.5, Section 9.10(b), Section 9.12(b), Section 9.13, Section 9.16(b) and this Section 9.8 will inure to the benefit of the Debt Financing Sources and their successors and assigns, each of whom is intended to be a third-party beneficiary thereof (it being understood and agreed that Section 8.3(f), Section 9.3, Section 9.5, Section 9.10(b), Section 9.12(b), Section 9.13, Section 9.16(b) and this Section 9.8 will be enforceable by the Debt Financing Sources and their respective successors and assigns). The provisions of Section 8.3(f) will inure to the benefit of the respective Related Parties, each of whom is intended to be a third-party beneficiary thereof with full rights of enforcement.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies.

(a) Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary in any Transaction Document or otherwise, although the Company may, subject in all respects to Section 8.2, Section 8.3, Section 9.16 and this Section 9.10 (and, in each case, the limitations set forth herein or therein), pursue both (i) a grant of specific performance, and (ii) payment of monetary damages pursuant to Section 8.3(c) or the Parent Termination Fee, under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing, and receipt of the Parent Termination Fee or monetary damages of any kind.

(b) Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree unless and until this Agreement is validly terminated in accordance with Section 8.1, that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement or to enforce specifically the terms of this Agreement (other than Parent and Merger Sub’s obligation to cause the Equity Financing to be funded (or, in the case of KKR, satisfied with Rollover Shares pursuant to the Support Agreement) and to effect the Closing, which shall be governed solely by the next sentence), (B) the Parties will not assert that a remedy of monetary damages would provide an adequate remedy for such breach and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding anything to the contrary in this Agreement, the parties hereto further agree that unless and until this Agreement is validly terminated in accordance with Section 8.1, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded (or, in the case of KKR, satisfied with Rollover Shares pursuant to the Support Agreement) and effect the Closing on the terms and conditions set forth herein if and only if and for so long as (A) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition would be satisfied if the Closing were on such date) have been and continue to be satisfied or waived and Parent failed to consummate the Closing on the date required pursuant to the terms of Section 2.1, (B) the Debt Financing (or, as applicable, any alternative financing) is available to be funded in full at the Closing and has been funded in full or will be funded in full if the Equity Financing is funded and (C) the Company has confirmed (which confirmation must be irrevocable for a period of at least (5) five Business Days) in writing that if the Financing is funded, then the Company shall take such actions that are required of it by this Agreement to consummate the Closing pursuant to the terms of this Agreement and Parent and Merger Sub have failed to consummate the Closing within five (5) Business Days after receipt of such irrevocable confirmation (such clauses (A), (B) and (C), together, the “Specific Performance Conditions”). For the avoidance of doubt, (a) in no event shall the Company be entitled to specifically enforce (or to bring any action or proceeding in equity seeking to specifically enforce) Parent’s rights under the Equity Commitment Letter to cause the Equity Financing to be funded (or, in the case of KKR, satisfied with Rollover Shares pursuant to the Support Agreement) or to effect the Closing other than as expressly provided in the immediately preceding sentence and (b) in no event shall the Company, Parent or Merger Sub be entitled to specifically enforce the obligation of Parent and Merger Sub under this Agreement to consummate the Closing other than under the circumstances expressly set forth in this Section 9.10(b). Subject to the two preceding sentences, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy; provided that, for the avoidance of doubt, with respect to the equitable remedy to specifically enforce Parent’s or Merger Sub’s obligation to cause the Equity Financing to be funded (or, in the case of KKR, satisfied with Rollover Shares pursuant to the Support Agreement) and to effect the Closing, Parent and Merger Sub may oppose the granting of specific performance on the basis that one of the Specific Performance Conditions has not been satisfied.

(ii) No Objections; Cooperation. Subject in all respects to Section 9.10(b)(i), the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement or to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

9.11 Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), is governed by and construed in accordance with the Laws of the State of Delaware including its statute of limitations without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause or permit the application of laws including any statute of limitations of any jurisdictions other than those of the State of Delaware.

9.12 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding arising out of or relating to this Agreement, the other Transaction Documents, the Merger and the other transactions contemplated by this Agreement or the actions of any Party in the negotiation, administration, performance and enforcement hereof and thereof (the “Transaction Matters”), for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of or relates to the Transaction Matters; (iii) irrevocably and unconditionally agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding arising out of or relating to the Transaction Matters will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding arising out of or relating to the Transaction Matters in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Jurisdiction for Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties acknowledges and irrevocably agrees (i) that subject to Section 9.16(b), any Legal Proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the Merger, the Debt Financing, any debt commitment letter (or definitive agreements) related to the Debt Financing, or the performance of services thereunder, will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) subject to Section 9.16(b), not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any debt commitment letter (or definitive agreements) related to the Debt Financing will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed and enforced in accordance with the Laws of the State of New York. Notwithstanding anything to the contrary in this Agreement, (A) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred; (B) the determination of the accuracy of any representations and warranties of the Company set forth in this Agreement and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the Merger; and (C) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement will, in each case, be governed and construed in accordance with the Laws of the State of Delaware.

9.13 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE TRANSACTION MATTERS, INCLUDING THE FINANCING. EACH PARTY CERTIFIES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or through an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version delivered in person. No Party may raise the use of Electronic Delivery to deliver a signature, or the fact that any signature, agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense.

9.15 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

9.16 Non-recourse.

(a) In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letters, which excludes, for the avoidance of doubt, each of the Guarantors, Parent, Merger Sub, the parties to the Equity Commitment Letters and the parties to the Support Agreements) or file or assert any claim with respect to this Agreement, the Equity Commitment Letters or the Guarantees or the transactions contemplated hereby and thereby (including any breach by any Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Law arising out of or relating to any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or any Guarantor solely to the extent expressly provided for in the Guarantees and the Equity Commitment Letters.

(b) Each of the Parties (i) agrees that none of the Debt Financing Source Parties will have any liability to the Company or any Company Related Party, relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (ii) (A) waives any and all rights or claims against the Debt Financing Sources in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or equity, contract, tort or otherwise, and (B) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Source in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder Agreement (it being understood that nothing in this Section 9.16(b) shall limit (y) the rights of any of the parties to any Debt Commitment Letter, Debt Fee Letter or any other definitive agreement entered into in connection with the Debt Financing or (z) any of the Company’s rights or remedies under this Agreement against Parent and/or Merger Sub).

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

ORANJE HOLDCO, LLC

By:	/s/ Nicholas Prickel
Name:	Nicholas Prickel
Title:	Vice President

ORANJE MERGER SUB, INC.

By:	/s/ Nicholas Prickel
Name:	Nicholas Prickel
Title:	Vice President

KNOWBE4, INC.

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]